                                                              Filed pursuant to:
                                                     Registration No.: 333-54736
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                                   ----------

      CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT
----                          TO SECTION 305(b) (2)

                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. NATIONAL BANKING ASSOCIATION                        41-1592157
(Jurisdiction of incorporation or                          (I.R.S. Employer
organization if not a U.S. national                        Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                     55479
(Address of principal executive offices)                   (Zip code)

                       Stanley S. Stroup, General Counsel
                WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                 (612) 667-1234
                               (Agent for Service)

                                   ----------

                      CAPITAL ONE AUTO FINANCE TRUST 2001-A
               (Exact name of obligor as specified in its charter)

NEW YORK                                                    N/A
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

C/O WILMINGTON TRUST COMPANY
520 MADISON AVENUE
NEW YORK, NEW YORK                                          10022
(Address of principal executive offices)                    (Zip code)

                                   ----------

           ASSET BACKED NOTES OF CAPITAL ONE AUTO FINANCE TRUST 2001-A
                       (Title of the indenture securities)
===============================================================================

                                                              Filed pursuant to:
                                                     Registration No.: 333-54736



Item 1. General Information. Furnish the following information as to the trustee:

                  (a) Name and address of each examining or supervising authority to which it is subject.

                           Comptroller of the Currency
                           Treasury Department
                           Washington, D.C.

                           Federal Deposit Insurance Corporation
                           Washington, D.C.

                           The Board of Governors of the Federal Reserve System Washington, D.C.

                  (b) Whether it is authorized to exercise corporate trust powers.

                           The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

         None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee.           Not applicable.

Item 16. List of Exhibits.          List below all exhibits filed as a part of
                                    this Statement of Eligibility. Wells Fargo
                                    Bank incorporates by reference into this Form T-1 the exhibits attached hereto.

         Exhibit 1.        a.       A copy of the Articles of Association of the
                                    trustee now in effect.***

         Exhibit 2.        a.       A copy of the certificate of authority of
                                    the trustee to commence business issued June
                                    28, 1872, by the Comptroller of the Currency to The Northwestern National Bank of
                                    Minneapolis.*

                           b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                           c. A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                           d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                           e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

                           f. A copy of the letter dated July 10, 2000 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation effective July 8, 2000 of Norwest Bank Minnesota, National Association with various other banks under the title of "Wells Fargo Bank Minnesota, National Association."****

         Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

         Exhibit 4.        Copy of By-laws of the trustee as now in effect.***

         Exhibit 5.        Not applicable.

         Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority. **

         Exhibit 8.        Not applicable.

         Exhibit 9.        Not applicable.







         * Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.

         ** Incorporated by reference to exhibit number 25 filed with registration statement number 333-56748.

         *** Incorporated by reference to exhibit T3G filed with registration statement number 022-22473.

         **** Incorporated by reference to exhibit number 25.1 filed with registration statement number 001-15891.

                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 5th day of June, 2001.






                                            WELLS FARGO BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                                 /s/ Timothy Matyi
                                            ------------------------------------
                                            Timothy Matyi
                                            Corporate Trust Officer

                                                                       EXHIBIT 6

          Consent of the Trustee Required by Section 321(b) of the Act



June 5, 2001



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In connection with the qualification of an indenture between Capital One Auto Finance Trust 2001-A and Wells Fargo Bank Minnesota, National Association, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





                                            Very truly yours,

                                            WELLS FARGO BANK MINNESOTA,
                                            NATIONAL ASSOCIATION


                                                  /s/ Timothy Matyi
                                            ------------------------------------
                                            Timothy Matyi
                                            Corporate Trust Officer

                                                                       EXHIBIT 7

                                                                                    Board of Governors of the Federal Reserve System
                                                                                    OMB Number: 7100-0036
                                                                                    Federal Deposit Insurance Corporation
                                                                                    OMB Number: 3064-0052
                                                                                    Office of the Comptroller of the Currency
                                                                                    OMB Number: 1557-0081
                                                                                    Expires March 31, 2002

FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                        ---------
                                                                                    Please refer to page i,                 1
                                                                                    Table of Contents, for              ---------
                                                                                    the required disclosure
                                                                                    of estimated burden.

------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR
A BANK WITH DOMESTIC AND FOREIGN OFFICES--FFIEC 031

REPORT AT THE CLOSE OF BUSINESS MARCH 31, 2001                        20010331
                                                                     -----------
                                                                     (RCRI 9999)

This report is required by law: 12 U.S.C. Section 324 (State         This report form is to be filed by banks with domestic offices
member banks); 12 U.S.C. Section 1817 (State nonmember banks);       only. Banks with foreign offices (as defined in the
and 12 U.S.C. Section 161 (National banks).                          instructions) must file FFIEC 031.

------------------------------------------------------------------------------------------------------------------------------------

NOTE: The Reports of Condition and Income must be signed             The Reports of Condition and Income are to be prepared in
by an authorized officer and the Report of Condition must be         accordance with Federal regulatory authority instructions.
attested to by not less than two directors (trustees) for State
nonmember banks and three directors for State member and             We, the undersigned directors (trustees), attest to the
National banks.                                                      correctness of the Report of Condition (including the
                                                                     supporting schedules) for this report date and declare that it
I, JAMES E. HANSON, VICE PRESIDENT                                   has been examined by us and to the best of our knowledge
---------------------------------------------------------------      and belief has been prepared in conformance with the
   Name and Title of Officer Authorized to Sign Report               instructions issued by the appropriate Federal regulatory
                                                                     authority and is true and correct.
of the named bank do hereby declare that the Reports of
Condition and Income (including the supporting schedules)
for this report date have been prepared in conformance with
the instructions issued by the appropriate Federal regulatory        /s/ [ILLEGIBLE]
authority and are true to the best of my knowledge and               ---------------------------------------------------------------
belief.                                                              Director (Trustee)

                  /s/ JAMES E. HANSON                                /s/ [ILLEGIBLE]
---------------------------------------------------------------      ---------------------------------------------------------------
Signature of Officer Authorized to Sign Report                       Director (Trustee)

4/24/01                                                              /s/ [ILLEGIBLE]
---------------------------------------------------------------      ---------------------------------------------------------------
Date of Signature                                                    Director (Trustee)

------------------------------------------------------------------------------------------------------------------------------------

SUBMISSION OF REPORTS                                                    (if other than EDS) must transmit the bank's computer
                                                                         data file to EDS.

Each bank must prepare its Reports of Condition and Income
either:                                                              For electronic filing assistance, contact EDS Call
                                                                     Report Services, 2150 N. Prospect Ave., Milwaukee,
(a) in electronic form and then file the computer data file          WI 53202, telephone (800) 255-1571.
    directly with the banking agencies' collection agent,
    Electronic Data Systems Corporation (EDS), by modem or           To fulfill the signature and attestation requirement for the
    on computer diskette; or                                         Reports of Condition and Income for this report date, attach
(b) in hard-copy (paper) form and arrange for another party          this signature page (or a photocopy or a computer-generated
    to convert the paper report to electronic form. That party       version of this page) to the hard-copy record of the complete report that the bank places in its files.

------------------------------------------------------------------------------------------------------------------------------------
FDIC Certificate Number:                            05208            WELLS FARGO BANK MINNESOTA, N.A.
                                                 -----------         ---------------------------------------------------------------
                                                 (RCRI 9050)         Legal Title of Bank (TEXT 9010)

http://www.wellsfargo.com                                            MINNEAPOLIS
---------------------------------------------------------------      ---------------------------------------------------------------
Primary Internet Web Address of Bank                                 City (TEXT 9130)
(Home Page), if any (TEXT4087)
(Example: www.examplebank.com)                                       MN                               55479
                                                                     ---------------------------------------------------------------
                                                                     State Abbrev. (TEXT 9200)        Zip Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

                                                                       FFIEC 031

CONSOLIDATED REPORTS OF CONDITION AND INCOME FOR                       Page i
A BANK WITH DOMESTIC OFFICES ONLY                                          [ 2 ]
--------------------------------------------------------------------------------

TABLE OF CONTENTS

Signature Page                                                 Cover

REPORT OF INCOME
Schedule RI - Income Statement.............................  RI-1, 2, 3
Schedule RI-A - Changes in Equity Capital..................  RI-4
Schedule RI-B - Charge-offs and Recoveries on
  Loans and Leases and Changes in Allowance
  for Loan and Lease Losses................................  RI-4, 5
Schedule RI-D - Income from
  International Operations.................................  RI-6
Schedule RI-E - Explanations...............................  RI-6, 7



DISCLOSURE OF ESTIMATED BURDEN

The estimated average burden associated with this information collection is 35.5 hours per respondent and is estimated to vary from 14 to 500 hours per response, depending on individual circumstances. Burden estimates include the time for reviewing instructions, gathering and maintaining data in the required form, and completing the information collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent's activities. A Federal agency may not conduct or sponsor, and an organization (or a person) is not required to respond to a collection of information, unless it displays a currently valid OMB control number. Comments concerning the accuracy of this burden estimate and suggestions for reducing this burden should be directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, D.C. 20503, and to one of the following:


Secretary
Board of Governors of the Federal Reserve System
Washington, D.C. 20551

Legislative and Regulatory Analysis Division
Office of the Comptroller of the Currency
Washington, D.C. 20219

Assistant Executive Secretary
Federal Deposit Insurance Corporation
Washington, D.C. 20429



REPORT OF CONDITION
Schedule RC - Balance Sheet............................................  RC-1, 2
Schedule RC-A - Cash and Balances Due
   From Depository Institutions........................................  RC-3
Schedule RC-B - Securities.............................................  RC-3, 4, 5
Schedule RC-C - Loans and Lease Financing Receivables:
Part I.  Loans and Leases..............................................  RC-6, 7
Part II. Loans to Small Businesses and
Small Farms (to be completed for the
June report only; not included in the forms
   for the September and December re...................................  RC-7a, 7b
Schedule RC-D - Trading Assets and Liabilities
   (to be completed only by selected b.................................  RC-8
Schedule RC-E - Deposit Liabilities....................................  RC-9, 10
Schedule RC-F - Other Assets...........................................  RC-11
Schedule RC-G - Other Liabilities......................................  RC-11
Schedule RC-H - Selected Balance Sheet Items
   for Domestic Offices................................................  RC-12
Schedule RC-I - Assets and Liabilities.................................  RC-12
Schedule RC-K - Quarterly Averages.....................................  RC-13
Schedule RC-L - Derivatives and
   Off-Balance Sheet Items.............................................  RC-14, 15
Schedule RC-M - Memoranda..............................................  RC-16
Schedule RC-N - Past Due and Nonaccrual
   Loans, Leases, and Other Assets.....................................  RC-17, 18
Schedule RC-O - Other Data for Deposit
   Insurance and FICO Assessments......................................  RC-19, 20
Schedule RC-R - Regulatory Capital.....................................  RC-21, 22,
                                                                            23, 24
Schedule RC-S - Securitization and
    Asset Sales Activities.............................................  RC-25, 26,
                                                                            27, 27a
Schedule RC-T - Fiduciary and Related Services (to be
   completed beginning December 31, ...................................  RC-28, 29, 30
Optional Narrative Statement Concerning
  the Amounts Reported in the Reports
  of Condition and Income..............................................  RC-31

Special Report (to be completed by all banks)

For information or assistance, national and state nonmember banks should contact the FDIC's Reports Analysis and Quality Control Section, 550 17th Street, NW, Washington, D.C. 20429, toll free on (800) 688-FDIC(3342), Monday through Friday between 8:00 a.m. and 5:00 p.m., Eastern time. State member banks should contact their Federal Reserve District Bank.

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
Legal Title of Bank                                                   RI-1

MINNEAPOLIS
City                                                                     [ 3 ]

MN                                       55479
State                                    Zip Code

FDIC Certificate Number - 05208

CONSOLIDATED REPORT OF INCOME
FOR THE PERIOD JANUARY 1, 2001 - MARCH 31, 2001

ALL REPORT OF INCOME SCHEDULES ARE TO BE REPORTED ON A CALENDAR YEAR-TO-DATE BASIS IN THOUSANDS OF DOLLARS.

SCHEDULE RI--INCOME STATEMENT


                                                                       Dollar Amounts in Thousands      RIAD  Bil Mil Thou
                                                                                                        ----  --- --- ----
1. Interest Income:
    a. Interest and fee income on loans:
        (1) In domestic offices:
            (a) Loans secured by real estate ...........................................................4011    246,809  1.a.1.a
            (b) Loans to finance agricultural production and other loans to farmers ....................4024      6,375  1.a.1.b
            (c) Commercial and industrial loans ........................................................4012    126,702  1.a.1.c
            (d) Loans to individuals for household, family, and other personal expenditures:
                (1) CREDIT CARDS .......................................................................B485     47,886  1.a.1.d.1
                (2) OTHER (INCLUDES SINGLE PAYMENT, INSTALLMENT, ALL STUDENT LOANS, AND REVOLVING
                      CREDIT PLANS OTHER THAN CREDIT CARDS) ............................................B486     33,965  1.a.1.d.2
            (e) Loans to foreign governments and official institutions .................................4056          0  1.a.1.e
            (f) ALL OTHER LOANS IN DOMESTIC OFFICES ....................................................B487     37,859  1.a.1.f
        (2) In foreign offices, Edge and Agreement subsidiaries, and IBFs ..............................4059        121  1.a.2
        (3) Total interest and fee income on loans (sum of items 1.a.(1)(a) through 1.a.(2)) ...........4010    499,717  1.a.3
    b. INCOME FROM LEASE FINANCING RECEIVABLES .........................................................4065     35,865  1.b
    c. INTEREST INCOME ON BALANCES DUE FROM DEPOSITORY INSTITUTIONS: (1) ...............................4115        391  1.c
    d. Interest and dividend income on securities:
        (1) U.S. TREASURY SECURITIES AND U.S. GOVERNMENT AGENCY OBLIGATIONS (EXCLUDING
              MORTGAGE-BACKED SECURITIES) ..............................................................B488      6,143  1.d.1
        (2) MORTGAGE-BACKED SECURITIES .................................................................B489     17,514  1.d.2
        (3) ALL OTHER SECURITIES (INCLUDES SECURITIES ISSUED BY STATES AND POLITICAL SUBDIVISIONS
              IN THE U.S.) .............................................................................4060      9,964  1.d.3
     e. Interest income from trading assets ............................................................4069         74  1.e
     f. Interest income on federal funds sold and securities purchased under agreements to resell ......4020    268,918  1.f
     g. OTHER INTEREST INCOME ..........................................................................4518      5,095  1.g
     h. Total interest income (sum of items 1.a.(3) through 1.g) .......................................4107    843,681  1.h
 2. Interest expense:
     a. Interest on deposits:
         (1) Interest on deposits in domestic offices:
             (a) Transaction accounts (NOW accounts, ATS accounts, and
                   telephone and preauthorized transfer accounts) ......................................4508      1,538  2.a.1.a
             (b) Nontransaction accounts:
                  (1) SAVINGS DEPOSITS (INCLUDES MMDAS) ................................................0093     66,246  2.a.1.b.1
                  (2) Time deposits of $100,000 or more ................................................A517      4,800  2.a.1.b.2
                  (3) Time deposits of less than $100,000 ..............................................A518     27,145  2.a.1.b.3
         (2) Interest on deposits in foreign offices, Edge and agreement subsidiaries, and IBFs ........4172    121,495  2.a.2
      b. Expense of federal funds purchased and securities sold under agreements to repurchase .........4180    165,349  2.b
      c. Interest on trading liabilities and other borrowed money ......................................4185     95,549  2.c


----------
(1) Includes interest income on time certificates of deposits not held for trading.

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-2

 FDIC Certificate Number - 05208                                          [ 4 ]

 SCHEDULE RI--CONTINUED


                                                                                       Year-to-date
                                                   Dollar Amounts in Thousands RIAD    Bil Mil Thou
 2. Interest expense (continued):
      d. Interest on subordinated notes and debentures .........................4200            0                      2.d
      e. Total interest expense (sum of items 2.a through 2.d) .................4073      482,122                      2.e
 3. Net interest income (item 1.h minus 2.e) ...................................                    4074      361,559  3
 4. PROVISION FOR LOAN AND LEASE LOSSES ........................................                    4230       21,038  4
 5. Noninterest income:
      a. Income from fiduciary activities (1) ..................................4070       77,756                      5.a
      b. Service charges on deposit accounts in domestic offices ...............4080       30,240                      5.b
      c. Trading revenue (2) ...................................................A220        1,793                      5.c
      d. INVESTMENT BANKING, ADVISORY, BROKERAGE, AND UNDERWRITING FEES
         AND COMMISSIONS .......................................................B490        7,236                      5.d
      e. VENTURE CAPITAL REVENUE ...............................................B491            0                      5.e
      f. NET SERVICING FEES ....................................................B492            0                      5.f
      g. NET SECURITIZATION INCOME .............................................B493            0                      5.g
      h. INSURANCE COMMISSIONS AND FEES ........................................B494        7,025                      5.h
      i. NET GAINS (LOSSES) ON SALES OF LOANS AND LEASES .......................5416            0                      5.i
      j. NET GAINS (LOSSES) ON SALES OF OTHER REAL-ESTATE OWNED ................5415         (309)                     5.j
      k. NET GAINS (LOSSES) ON SALES OF OTHER ASSETS (EXCLUDING SECURITIES) ....B496          238                      5.k
      l. Other noninterest income*..............................................B497       76,452                      5.l
      m. Total noninterest income (sum of items 5.a through 5.l) ...............                    4079      200,431  5.m
 6.   a. Realized gains (losses) on held-to-maturity securities ................                    3521            0  6.a
      b. Realized gains (losses) on available-for-sale securities ..............                    3196        2,023  6.b
 7. Noninterest expense:
      a. Salaries and employee benefits ........................................4135      123,147                      7.a
      b. Expenses of premises and fixed assets (net of rental income)
          (excluding salaries and employee benefits and mortgage interest) .....4217       25,250                      7.b
      c. AMORTIZATION EXPENSE OF INTANGIBLE ASSETS (INCLUDING GOODWILL) ........4531        2,858                      7.c
      d. Other noninterest expense*.............................................4092      184,798                      7.d
      e. Total noninterest expense (sum of items 7.a through 7.d) ..............                    4093      336,053  7.e
 8. Income (loss) before income taxes and extraordinary
      items, and other adjustments (item 3 plus or minus items 4, 5.m,
      6.a, 6.b, and 7.e) .......................................................                    4301      206,922  8
 9. Applicable income taxes (on item 8) ........................................                    4302       76,565  9
10. Income (loss) before extraordinary items and other adjustments
      (item 8 minus item 9) ....................................................                    4300      130,357  10
11. Extraordinary items and other adjustments, net of income taxes* ............                    4320            0  11
12. Net income (loss) (sum of items 10 and 11) .................................                    4340      130,357  12

----------

  *    Describe on Schedule RI-E - Explanations.

 (1) For banks required to complete Schedule RC-T, items 12 through 19, income from fiduciary activities reported in Schedule RI, item 5.a, must equal the amount reported in Schedule RC-T, item 19.

 (2) For banks required to complete Schedule RI, Memorandum item 8, trading revenue reported in Schedule RI, item 5.c must equal the sum of Memorandum items 8.a through 8.d.

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-3

 FDIC Certificate Number - 05208                                          [ 5 ]

 SCHEDULE RI--CONTINUED


                                                                                                          Year-to-Date
 MEMORANDA                                                                  Dollar Amounts in Thousands  RIAD Bil Mil Thou
                                                                                                         ---- --- --- ----
 1.  Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after
     August 7, 1986, that is not deductible for federal income tax purposes ............................4513           127  M.1
 2.  Income from the sale and servicing of mutual funds and annuities in domestic offices
     (included in Schedule RI, item 8) .................................................................8431           881  M.2
 3.  INCOME ON TAX-EXEMPT LOANS AND LEASES TO STATES AND POLITICAL SUBDIVISIONS IN
     THE U.S. (INCLUDED IN SCHEDULE RI, ITEMS 1.a AND 1.b) .............................................4313           369  M.3
 4.  Income on tax-exempt securities issued by states and political subdivisions in the U.S.
     (included in Schedule RI, item 1.d.(3)) ...........................................................4507         3,478  M.4
 5.  Number of full-time equivalent employees at end of current period (round to                              Number
     nearest whole number) .............................................................................4150         7,228  M.5
 6.  Not applicable
 7.  If the reporting bank has restated its balance sheet as a result of applying push down            CCYY / MM / DD
     accounting this calendar year, report the date of the bank's acquisition (1) ......................9106           N/A  M.7
 8.  Trading revenue (from cash instruments and derivative instruments) (sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c)
     (TO BE COMPLETED BY BANKS THAT REPORTED AVERAGE TRADING ASSETS (SCHEDULE
     RC-K, ITEM 7) OF $2 MILLION OR MORE FOR ANY QUARTER OF THE PRECEDING
     CALENDAR YEAR.):


                                                                                                        RIAD Bil Mil Thou
                                                                                                        ---- --- --- ----
     a. Interest rate exposures ........................................................................8757           720  M.8.a
     b. Foreign exchange exposures .....................................................................8758         1,073  M.8.b
     c. Equity security and index exposures ............................................................8759             0  M.8.c
     d. Commodity and other exposures ..................................................................8760             0  M.8.d

 9.  Impact on income of derivatives held for purposes other than trading:                              RIAD Bil Mil Thou
                                                                                                        ---- --- --- ----
     a. Net increase (decrease) to interest income .....................................................8761             0  M.9.a
     b. Net (increase) decrease to interest expense ....................................................8762             0  M.9.b
     c. Other (noninterest) allocations ................................................................8763             0  M.9.c
10.  Credit losses on derivatives (see instructions) ...................................................A251             0  M.10
11.  Does the reporting bank have a Subchapter S election in effect for                                      YES  /  NO
     federal income tax purposes for the current tax year? .............................................A530      NO        M.11

----------
(1) For example, a bank acquired on June 1, 2001, would report 20010601

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-4

 FDIC Certificate Number - 05208                                          [ 6 ]

 SCHEDULE RI-A--CHANGES IN EQUITY CAPITAL

 Indicate decreases and losses in parentheses.


                                                                  Dollar Amounts in Thousands RIAD Bil Mil Thou
                                                                                              ---- --- --- ----
 1. TOTAL EQUITY CAPITAL MOST RECENTLY REPORTED FOR THE DECEMBER 31, 2000, REPORTS
    OF CONDITION AND INCOME (i.e., AFTER ADJUSTMENTS FROM AMENDED REPORTS OF INCOME) ......   3217   3,084,474  1
 2. RESTATEMENTS DUE TO CORRECTIONS OF MATERIAL ACCOUNTING ERRORS AND CHANGES IN
    ACCOUNTING PRINCIPLES* ..............................................................     B507           0  2
 3. BALANCE END OF PREVIOUS CALENDAR YEAR AS RESTATED (SUM OF ITEMS 1 AND 2) ..............   B508   3,084,474  3
 4. Net income (loss) (must equal Schedule RI, item 12) ...................................   4340     130,357  4
 5. SALE, CONVERSION, ACQUISITION, OR RETIREMENT OF CAPITAL STOCK, NET (EXCLUDING TREASURY
    STOCK TRANSACTIONS) ...................................................................   B509           0  5
 6. TREASURY STOCK TRANSACTIONS, NET ......................................................   B510           0  6
 7. Changes incident to business combinations, net ........................................   4356      23,496  7
 8. LESS: Cash dividends declared on preferred stock ......................................   4470           0  8
 9. LESS: Cash dividends declared on common stock .........................................   4460           0  9
10. OTHER COMPREHENSIVE INCOME (1) .........................................................  B511      10,970  10
11. Other transactions with parent holding company* (not included in items 5, 6, 8,
    or 9 above) ...........................................................................   4415           0  11
12. Total equity capital end of current period (sum of items 3 through 11) (must equal
    Schedule RC, item 28) .................................................................   3210   3,249,297  12

----------

   *  Describe on Schedule RI-E - Explanations.
 (1) Includes changes in net unrealized holding gains (losses) on available-for-sale securities, changes in accumulated net gains (losses) on cash flow hedges, foreign currency translation adjustments, and changes in minimum pension liability adjustments.

 SCHEDULE RI-B--CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES
                AND CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES

 PART I. CHARGE-OFFS AND RECOVERIES ON LOANS AND LEASES


                                                                                           (Column A)          (Column B)
PART I EXCLUDES CHARGE-OFFS AND RECOVERIES THROUGH                                         Charge-offs         Recoveries
THE ALLOCATED TRANSFER RISK RESERVE.                                                  --------------------------------------
                                                                                              Calendar year-to-date
                                                                                      --------------------------------------
                                                       Dollar Amounts in Thousands    RIAD Bil Mil Thou    RIAD Bil Mil Thou
                                                                                      ---- --- --- ----    ---- --- --- ----
1. Loans secured by real estate:
    a. CONSTRUCTION, LAND DEVELOPMENT, AND OTHER LAND LOANS IN DOMESTIC
       OFFICES ...................................................................    3582           3     3583           0 1.a
    b. Secured by farmland in domestic offices ...................................    3584           0     3585           0 1.b
    c. Secured by 1-4 family residential properties in domestic offices:
             (1) Revolving, open-end loans secured by 1-4 family residential
                 properties and extended under lines of credit ...................    5411          33     5412          12 c.1
             (2) Closed-end loans secured by 1-4 family residential properties ...    5413         547     5414         180 c.2
    d. Secured by multifamily (5 or more) residential properties in domestic
       offices ...................................................................    3588           0     3589           0 1.d
    e. Secured by nonfarm nonresidential properties in domestic offices ..........    3590         381     3591         515 1.e
    f. IN FOREIGN OFFICES ........................................................    B512           0     B513           0 1.f
2. Loans to depository institutions and acceptances of other banks:
    a. To U.S. banks and other U.S. depository institutions ......................    4653           0     4663           0 2.a
    b. To foreign banks ..........................................................    4654           0     4664           0 2.b
3. Loans to finance agricultural production and other loans to farmers ...........    4655           0     4665         310 3
4. Commercial and industrial loans:
    a. To U.S. addressees (domicile) .............................................    4645       6,143     4617         318 4.a
    b. To non-U.S. addressees (domicile) .........................................    4646           0     4618           0 4.b
5. Loans to individuals for household, family, and other personal expenditures:
    a. CREDIT CARDS ..............................................................    B514      16,192     B515         464 5.a
    b. OTHER (INCLUDES SINGLE PAYMENT, INSTALLMENT, ALL STUDENT LOANS
       AND REVOLVING CREDIT PLANS OTHER THAN CREDIT CARDS) .......................    B516       6,004     B517       3,462 5.b

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RI-5

 FDIC Certificate Number - 05208                                           [ 7 ]

 SCHEDULE RI-B--CONTINUED


PART I. CONTINUED                                                          (Column A)                    (Column B)
                                                                          Charge-offs                    Recoveries
                                                                    -----------------------------------------------
                                                                                 Calendar year-to-date
                                                                    -----------------------------------------------
                                 Dollar Amounts in Thousands        RIAD Bil Mil Thou             RIAD Bil Mil Thou
                                                                    ---- --- --- ----             ---- --- --- ----
6. Loans to foreign governments and official institutions ..        4643               0          4627             0   6
7. All other loans .........................................        4644               0          4628            25   7
8. Lease financing receivables:
    a. To U.S. addressees (domicile) .......................        4658               0          4668             0   8.a
    b. To non-U.S. addressees (domicile) ...................        4659               0          4669             0   8.b
9. Total (sum of items 1 through 8) ........................        4635          29,303          4605         5,286   9


                                                                               (Column A)          (Column B)
 MEMORANDA                                                                    Charge-offs          Recoveries
                                                                           --------------------------------------
                                                                                  Calendar year-to-date
                                                                           --------------------------------------
                                          Dollar Amounts in Thousands      RIAD Bil Mil Thou   RIAD  Bil Mil Thou
                                                                           ---- --- --- ----   ----  --- --- ----
1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in
    Schedule RI-B, part I, items 4 and 7, above .....................      5409            0   5410             0   M.1
2. Loans secured by real estate to non-U.S. addresses (domicile)
    (included in Schedule RI-B, part I, item 1, above): .............      4652            0   4662             0   M.2


PART II.  CHANGES IN ALLOWANCE FOR LOAN AND LEASE LOSSES
                                                        Dollar Amounts in Thousands          RIAD  Bil Mil Thou
                                                                                             ----  --- --- ----
1. BALANCE MOST RECENTLY REPORTED FOR THE DECEMBER 31, 2000, REPORTS OF CONDITION
    AND INCOME (i.e., AFTER ADJUSTMENTS FROM AMENDED REPORTS OF INCOME) ..........           B522         259,516   1
2. Recoveries (must equal part I, item 9, column B above) ........................           4605           5,286   2
3. LESS: Charge-offs (must equal part I, item 9, column A above) .................           4635          29,303   3
4. PROVISION FOR LOAN AND LEASE LOSSES (MUST EQUAL SCHEDULE RI, ITEM 4) ..........           4230          21,038   4
5. Adjustments * (see instructions for this schedule) ............................           4815          20,943   5
6. Balance end of current period (sum of items 1 through 5)
    (must equal Schedule RC, item 4.c) ...........................................           3123         277,480   6

----------
 * Describe on Schedule RI-E - Explanations.

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-6

 FDIC Certificate Number - 05208                                          [ 8 ]

SCHEDULE RI-D--INCOME FROM INTERNATIONAL OPERATIONS

FOR ALL BANKS WITH FOREIGN OFFICES, EDGE OR AGREEMENT SUBSIDIARIES, OR IBFS WHERE INTERNATIONAL OPERATIONS ACCOUNT FOR MORE THAN 10 PERCENT OF TOTAL REVENUES, TOTAL ASSETS, OR NET INCOME.


                                                                                                               Year-to-Date
                                                                                                               ------------
                                                                     Dollar Amounts in Thousands         RIAD  Bil Mil Thou
                                                                                                         ----  --- --- ----
1. INTEREST INCOME AND EXPENSE ATTRIBUTABLE TO INTERNATIONAL OPERATIONS:
    a. GROSS INTEREST INCOME ...................................................................         B523          N/A  1.a
    b. GROSS INTEREST EXPENSE ..................................................................         B524          N/A  1.b
2. NET INTEREST INCOME ATTRIBUTABLE TO INTERNATIONAL OPERATIONS (ITEM 1.a MINUS 1.b) ...........         B525          N/A  2.
3. Noninterest income and expense attributable to international operations:
    a. Noninterest income attributable to international operations .............................         4097          N/A  3.a
    b. Provision for loan and lease losses attributable to international operations ............         4235          N/A  3.b
    c. Other noninterest expense attributable to international operations ......................         4239          N/A  3.c
    d. Net noninterest income (expense) attributable to international operations (item 3.a minus
        3.b and 3.c) ...........................................................................         4843          N/A  3.d
4. Estimated pretax income attributable to international operations before capital allocation
    adjustment (sum of items 2 and 3.d) ........................................................         4844          N/A  4
5. Adjustment to pretax income for internal allocations to international operations to reflect
    the effects of equity capital on overall bank funding costs ................................         4845          N/A  5
6. Estimated pretax income attributable to international operations after capital allocation
    adjustment (sum of items 4 and 5) ..........................................................         4846          N/A  6
7. Income taxes attributable to income from international operations as estimated in item 6 ....         4797          N/A  7
8. Estimated net income attributable to international operations (item 6 minus 7) ..............         4341          N/A  8

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-7

 FDIC Certificate Number - 05208                                          [ 9 ]

 SCHEDULE RI-E--EXPLANATIONS

 SCHEDULE RI-E IS TO BE COMPLETED EACH QUARTER ON A CALENDAR YEAR-TO-DATE BASIS.

Detail all adjustments in Schedules RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)


                                                                                                      Year-to-Date
                                                                    Dollar Amounts in Thousands RIAD  Bil Mil Thou
                                                                                                ----  --- --- ----
1.  OTHER NONINTEREST INCOME (FROM SCHEDULE RI, ITEM 5.l)
    ITEMIZE AND DESCRIBE THE THREE LARGEST AMOUNTS THAT EXCEED 1% OF THE SUM OF
    SCHEDULE RI, ITEMS 1.h and 5.m:
            TEXT
    a. C013  Income and fees from the printing and sale of checks .............................  C013             0           1.a
    b. C014  Earnings on/increase in value of cash surrender value of life insurance ..........  C014             0           1.b
    c. C016  Income and fees from automated teller machines (ATMs) ............................  C016             0           1.c
    d. 4042  Rent and other income from other real estate owned ...............................  4042             0           1.d
    e. C015  Safe deposit box rent ............................................................  C015             0           1.e
    f. 4461 Credit card loan fees .............................................................  4461        33,125           1.f
    g. 4462 Affiliate service fee .............................................................  4462        38,789           1.g
    h. 4463 ...................................................................................  4463             0           1.h
2.  OTHER NONINTEREST EXPENSE (FROM SCHEDULE RI, ITEM 7.d):
    ITEMIZE AND DESCRIBE THE THREE LARGEST AMOUNTS THAT EXCEED 1% OF THE SUM
    OF SCHEDULE RI, ITEMS 1.h and 5.m:
            TEXT
    a. C017  Data processing expenses .........................................................  C017             0           2.a
    b. 0497  Advertising and marketing expenses ...............................................  0497             0           2.b
    c. 4136  Director's fees ..................................................................  4136             0           2.c
    d. C018  Printing, stationary, and supplies ...............................................  C018             0           2.d
    e. 8403  Postage ..........................................................................  8403             0           2.e
    f. 4141  Legal fees and expenses ..........................................................  4141             0           2.f
    g. 4146  FDIC deposit insurance assessments ...............................................  4146             0           2.g
    h. 4464 Affiliate expense allocation ......................................................  4464        90,106           2.h
    I. 4467 ...................................................................................  4467             0           2.i
    j. 4468 ...................................................................................  4468             0           2.j
 3. Extraordinary items and other adjustments and applicable income tax effect
    (from Schedule RI, item 11) (itemize and describe all extraordinary items and other adjustments):
            TEXT
 a. (1) 6373 Effect of adopting FAS 133, "Accounting for Derivative Instruments and
          Hedging Activities" .................................................................  6373             0           3.a.1
          (2) Applicable income tax effect ........................................  4486     0                               3.a.2
 b. (1) 4487 ......................................................................  4487     0                               3.b.1
          (2) Applicable income tax effect ........................................  4488     0                               3.b.2
 c. (1) 4489 ......................................................................  4489     0                               3.c.1
          (2) Applicable income tax effect ........................................  4491     0                               3.c.2

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RI-8

 FDIC Certificate Number - 05208                                         [ 10 ]

 SCHEDULE RI-E--CONTINUED


                                                                                                      Year-to-Date
                                                                    Dollar Amounts in Thousands RIAD  Bil Mil Thou
                                                                                                ----  --- --- ----

4.  RESTATEMENTS DUE TO CORRECTIONS OF MATERIAL ACCOUNTING ERRORS AND CHANGES
    IN ACCOUNTING PRINCIPLES (FROM SCHEDULE RI-A, ITEM 2) (ITEMIZE AND DESCRIBE
    ALL RESTATEMENTS):
          TEXT
   a. B526 ....................................................................................  B526             0           4.a
   b. B527 ....................................................................................  B527             0           4.b
5.  Other transactions with parent holding company (from Schedule RI-A, item
    11) (itemize and describe all such transactions):
           TEXT
   a. 4498 ....................................................................................  4498             0           5.a
   b. 4499 ....................................................................................  4499             0           5.b
6.  ADJUSTMENTS TO ALLOWANCE FOR LOAN AND LEASE LOSSES (FROM SCHEDULE RI-B,
    PART II, ITEM 5) (ITEMIZE AND DESCRIBE ALL ADJUSTMENTS):
           TEXT
   a. 4521 Credit card securitizations ........................................................  4521        19,973           6.a
   b. 4522 Loan purchase ......................................................................  4522           970           6.b
7. Other explanations (the space below is provided for the bank to briefly describe, at its
   option, any other significant items affecting the Report of Income):     RIAD
   X = NO COMMENT - Y = COMMENT                                             4769   X

   Other explanations (please type or print clearly):
          TEXT (70 CHARACTERS PER LINE)

 [4769]
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
 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-1

 MINNEAPOLIS
 City                                                                    [ 11 ]

 MN                                      55479
 State                                   Zip Code

FDIC Certificate Number - 05208

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL AND STATE-CHARTERED SAVINGS BANKS FOR MARCH 31, 2001

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC--BALANCE SHEET


                                                                       Dollar Amounts in Thousands     RCFD    Bil Mil Thou
                                                                                                       ----    --- --- ----
 ASSETS
 1. Cash and balances due from depository institutions (from Schedule RC-A):
     a. Noninterest-bearing balances and currency and coin (1) ...................................      0081    1,836,044    1.a
     b. Interest-bearing balances (2) ............................................................      0071       12,288    1.b
 2. Securities:
     a. Held-to-maturity securities (from Schedule RC-B, column A) ...............................      1754            0    2.a
     b. Available-for-sale securities (from Schedule RC-B, column D) .............................      1773    2,007,473    2.b
 3. Federal funds sold and securities purchased under agreements to resell .......................      1350   16,566,668      3
 4. Loans and lease financing receivables (from Schedule RC-C):
     a. LOANS AND LEASES HELD FOR SALE ...........................................................      5369    9,715,194    4.a
     b. LOANS AND LEASES, NET OF UNEARNED INCOME ............................... B528   17,706,259                           4.b
     c. LESS: Allowance for loan and lease losses .............................. 3123      277,480                           4.c
     d. LOANS AND LEASES, NET OF UNEARNED INCOME AND ALLOWANCE (ITEM 4.b MINUS 4.c) ..............      B529   17,428,779    4.d
 5. Trading assets (from Schedule RC-D) ..........................................................      3545       24,172      5
 6. Premises and fixed assets (including capitalized leases) .....................................      2145      162,321      6
 7. Other real estate owned (from Schedule RC-M) .................................................      2150        5,153      7
 8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M) .....      2130            0      8
 9. Customers' liability to this bank on acceptances outstanding .................................      2155        3,621      9
10. Intangible assets
     a. GOODWILL .................................................................................      3163      144,894   10.a
     b. OTHER INTANGIBLE ASSETS (FROM SCHEDULE RC-M) .............................................      0426        2,960   10.b
11. Other assets (from Schedule RC-F) ............................................................      2160    1,062,471     11
12. Total assets (sum of items 1 through 11) .....................................................      2170   48,972,038     12

----------
(1) Includes cash items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-2

FDIC Certificate Number - 05208                                           [ 12 ]

SCHEDULE RC--CONTINUED


                                                                          Dollar Amounts in Thousands       Bil Mil Thou
                                                                                                            --- --- ----
LIABILITIES

13. Deposits:
      a. In domestic offices (sum of totals of columns A and C from Schedule RC-E,                    RCON
          part I) ................................................................................... 2200    20,512,275     13.a
          (1) Noninterest-bearing(1) ................................................6631  11,327,587                        13.a.1
          (2) Interest-bearing ......................................................6636   9,184,688                        13.a.2
      b. In foreign offices, Edge and Agreement subsidiaries, and IBFs .............................. RCFN
          (from Schedule RC-E, part II) ............................................................. 2200     7,422,159     13.b
          (1) Noninterest-bearing ...................................................6631      13,469                        13.b.1
          (2) Interest-bearing ......................................................6636   7,408,690 RCFD                   13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase ...................... 2800    10,285,656     14
15. Trading liabilities (from Schedule RC-D) ........................................................ 3548        39,084     15
16. OTHER BORROWED MONEY (INCLUDES MORTGAGE INDEBTEDNESS AND OBLIGATIONS
    UNDER CAPITALIZED LEASES) (FROM SCHEDULE RC-M): ................................................. 3190     6,242,232     16
17. Not applicable
18. Bank's liability on acceptances executed and outstanding ........................................ 2920         3,621     18
19. Subordinated notes and debentures(2) ............................................................ 3200             0     19
20. Other liabilities (from Schedule RC-G) .......................................................... 2930     1,217,714     20
21. Total liabilities (sum of items 13 through 20) .................................................. 2948    45,722,741     21
22. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES .................................................. 3000             0     22
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ................................................... 3838             0     23
24. Common stock .................................................................................... 3230       100,000     24
25. Surplus (exclude all surplus related to preferred stock) ........................................ 3839     1,658,434     25
26. a. Retained earnings ............................................................................ 3632     1,455,881     26.a
    b. ACCUMULATED OTHER COMPREHENSIVE INCOME(3) .................................................... B530        34,982     26.b
27. OTHER EQUITY CAPITAL COMPONENTS(4) .............................................................. A130             0     27
28. Total equity capital (sum of items 23 through 27) ............................................... 3210     3,249,297     28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28) .......... 3300    48,972,038     29

MEMORANDUM

TO BE REPORTED ONLY WITH THE MARCH REPORT OF CONDITION.
1.  Indicate in the box at the right the number of the statement below that best
    describes the most comprehensive level of auditing work performed for the                         RCFD  NUMBER
    bank by independent external auditors as of any date during 2000 ................................ 6724  2 M. 1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company
    (but not on the bank separately)

3 = ATTESTATION ON BANK MANAGEMENT'S ASSERTION ON THE EFFECTIVENESS OF THE
    BANK'S INTERNAL CONTROL OVER FINANCIAL REPORTING BY A CERTIFIED PUBLIC
    ACCOUNTING FIRM

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

----------

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Includes limited-life preferred stock and related surplus.

(3) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(4) Includes treasury stock and unearned Employee Stock Ownership Plan shares.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-3

 FDIC Certificate Number - 05208                                          [ 13 ]

 SCHEDULE RC-A--CASH AND BALANCES DUE FROM DEPOSITORY INSTITUTIONS

 Exclude assets held for trading.


                                                                                         (Column A)          (Column B)
                                                                                        Consolidated          Domestic
                                                          Dollar Amounts in Thousands       Bank               Offices
                                                                                      -----------------   -----------------
                                                                                      RCFD Bil Mil Thou   RCFD Bil Mil Thou
                                                                                      ---- --- --- ----   ---- --- --- ----
 1. Cash items in process of collection, unposted debits, and currency and
     coin ............................................................................0022   1,638,992                        1
     a. Cash items in process of collection and unposted debits ......................                    0020   1,527,519    1.a
     b. Currency and coin ............................................................                    0080     111,473    1.b
 2. Balance due from depository institutions in the U.S. .............................                    0082     189,180    2
     a. U.S. branches and agencies of foreign banks (including their IBFs) ...........0083           0                        2.a
     b. Other commercial banks in the U.S. and other depository institutions
        in the U.S. (including their IBFs) ...........................................0085     189,274                        2.b
 3. Balances due from banks in foreign countries and foreign central banks ...........                    0070       9,554    3
     a. Foreign branches of other U.S. banks .........................................0073           0                        3.a
     b. Other banks in foreign countries and foreign central banks ...................0074       9,554                        3.b
 4. Balances due from Federal Reserve Banks ..........................................0090      10,512    0090      10,512    4
 5. Total (sum of items 1 through 4) (total of column A must equal
     Schedule RC, sum of items 1.a and 1.b) ..........................................0010   1,848,332    0010   1,848,238    5



 SCHEDULE RC-B--SECURITIES

 Exclude assets held for trading.


                                                               Held-to-maturity                    Available-for-sale
                                                  ------------------------------------  ------------------------------------
                                                         (Column A)         (Column B)         (Column C)         (Column D)
                                                     Amortized Cost         Fair Value     Amortized Cost         Fair Value
                                                  ----------------- ------------------ ------------------  -----------------
                     Dollar Amounts in Thousands  RCFD Bil Mil Thou  RCFD Bil Mil Thou  RCFD Bil Mil Thou  RCFD Bil Mil Thou
                                                  ---- --- --- ----  ---- --- --- ----  ---- --- --- ----  ---- --- --- ----
1. U.S. Treasury securities .......................0211           0  0213            0  1286      315,476  1287      327,397   1
2. U.S. Government agency obligations
    (exclude mortgage-backed securities):
    a. Issued by U.S. Government agencies (1) .....1289           0  1290            0  1291          668  1293          729   2.a
    b. Issued by U.S. Government-sponsored
        agencies (2) ..............................1294           0  1295            0  1297       70,195  1298       72,117   2.b
3. SECURITIES ISSUED BY STATES AND
   POLITICAL SUBDIVISIONS IN THE U.S. .............8496           0  8497            0  8498      199,299  8499      210,731   3

----------
(1) Includes Small Business Administration 'Guaranteed Loan Pool Certificates,' U.S. Maritime Administration obligations, and Export - Import Bank participation certificates.

(2) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, The Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-4

 FDIC Certificate Number - 05208                                          [ 14 ]

 SCHEDULE RC-B--CONTINUED


                                                               Held-to-maturity                    Available-for-sale
                                                   ------------------------------------ ------------------------------------
                                                         (Column  A)         (Column B)        (Column C)        (Column D)
                Dollar Amounts in Thousands           Amortized Cost         Fair Value    Amortized Cost        Fair Value
                                                   -----------------  ----------------- -----------------  -----------------
                                                   RCFD Bil Mil Thou  RCFD Bil Mil Thou RCFD Bil Mil Thou  RCFD Bil Mil Thou
                                                   ---- --- --- ----  ---- --- --- ---- ---- --- --- ----  ---- --- --- ----
4. Mortgage-backed securities (MBS):
    a. Pass-through securities:
       (1) Guaranteed by GNMA .....................1698            0  1699            0 1701      301,196  1702      305,096 4.a.1
       (2) Issued by FNMA and FHLMC ...............1703            0  1705            0 1706      664,774  1707      681,023 4.a.2
       (3) Other pass-through securities ..........1709            0  1710            0 1711            0  1713            0 4.a.3
    b. Other mortgage-backed securities (include
        CMOs, REMICs and stripped MBS):
       (1) Issued or guaranteed by FNMA,
         FHLMC, or GNMA ...........................1714            0  1715            0 1716        6,057  1717        6,119 4.b.1
       (2) Collateralized by MBS issued or
         guaranteed by FNMA, FHLMC, or GNMA .......1718            0  1719            0 1731          504  1732          503 4.b.2
       (3) All other mortgage-backed securities ...1733            0  1734            0 1735       15,653  1736       16,661 4.b.3
5. ASSET-BACKED SECURITIES (ABS):
    a. CREDIT CARD RECEIVABLES ....................B838            0  B839            0 B840            0  B841            0 5.a
    b. HOME EQUITY LINES ..........................B842            0  B843            0 B844            0  B845            0 5.b
    c. AUTOMOBILE LOANS ...........................B846            0  B847            0 B848            0  B849            0 5.c
    d. OTHER CONSUMER LOANS .......................B850            0  B851            0 B852        6,267  B853        6,604 5.d
    e. COMMERCIAL AND INDUSTRIAL LOANS ............B854            0  B855            0 B856        1,364  B857        1,438 5.e
    f. OTHER ......................................B858            0  B859            0 B860            0  B861            0 5.f
6. Other debt securities:
    a. Other domestic debt securities .............1737            0  1738            0 1739      337,210  1741      350,032 6.a
    b. Foreign debt securities ....................1742            0  1743            0 1744            0  1746            0 6.b
7. Investments in mutual funds and
   other equity securities with
   readily determinable fair values(1)                                                  A510       31,136  A511       29,023 7
8. Total (sum of items 1 through 7) (total of
    Column A must equal Schedule RC item 2.a)
    (total of column D must equal Schedule RC,
    item 2.b) .....................................1754            0  1771            0 1772    1,949,799  1773    2,007,473 8

----------

(1) Report Federal Reserve stock, Federal Home Loan Bank stock, and banker's bank stock in Schedule RC-F, item 4.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-5

 FDIC Certificate Number - 05208                                          [ 15 ]

 SCHEDULE RC-B--CONTINUED



 MEMORANDA                                                                 Dollar Amounts in Thousands RCFD Bil Mil Thou
                                                                                                       ---- --- --- ----
1. Pledged securities (1) ............................................................................ 0416      312,219  M.1
2. Maturity and repricing data for debt securities (1, 2) (excluding those in nonaccrual status):
    a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S.; other non-mortgage debt securities; and
         mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,4)
        (1) Three months or less ..................................................................... A549        5,562  M.2.a.1
        (2) Over three months through 12 months ...................................................... A550      190,558  M.2.a.2
        (3) Over one year through three years ........................................................ A551      204,522  M.2.a.3
        (4) Over three years through five years ...................................................... A552      103,895  M.2.a.4
        (5) Over five years through 15 years ......................................................... A553      336,745  M.2.a.5
        (6) Over 15 years ............................................................................ A554      127,766  M.2.a.6
    b. Mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,5)
        (1) Three months or less ..................................................................... A555        9,211  M.2.b.1
        (2) Over three months through 12 months ...................................................... A556       24,536  M.2.b.2
        (3) Over one year through three years ........................................................ A557        1,485  M.2.b.3
        (4) Over three years through five years ...................................................... A558        7,770  M.2.b.4
        (5) Over five years through 15 years ......................................................... A559       23,067  M.2.b.5
        (6) Over 15 years ............................................................................ A560      920,050  M.2.b.6
    c. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS;
         exclude mortgage pass-through securities) with an expected average life of: (6)
         (1) Three years or less ..................................................................... A561        3,787  M.2.c.1
         (2) Over three years ........................................................................ A562       19,496  M.2.c.2
    d. Debt securities with a REMAINING MATURITY of one
        year or less (included in Memorandum items 2.a through 2.c above) ............................ A248      196,289  M.2.d
3. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date
    of sale or transfer) ............................................................................. 1778            0  M.3
4. Structured notes (included in the held-to-maturity and available-for-sale accounts in
    Schedule RC-B, items 2, 3, 5, and 6):
    a. Amortized cost ................................................................................ 8782            0  M.4.a
    b. Fair value .................................................................................... 8783            0  M.4.b

----------
(1) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.

(2) Exclude investments in mutual funds and other equity securities with readily determinable fair values.

(3) Report fixed rate debt securities by remaining maturity and floating rate debt securities by next repricing date.

(4) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, sum of items 1, 2, 3, 5, and 6, columns A and D, plus mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(5) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.a, sum of columns A and D, less the amount of mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(6) Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual "Other mortgage-backed securities" included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.b, sum of columns A and D.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-6

 FDIC Certificate Number - 05208                                          [ 16 ]

 SCHEDULE RC-C--LOANS AND LEASE FINANCING RECEIVABLES

 PART I.  LOANS AND LEASES

  Do not deduct the allowance for loan and lease losses from amounts reported in this schedule. Report (1) loans and leases held for sale and (2) other loans and leases, net of unearned income.
  REPORT LOANS AND LEASES NET OF ANY APPLICABLE ALLOCATED TRANSFER RISK RESERVE. Exclude assets held for trading and commercial paper.

                                                                                    (Column A)           (Column B)
                                                                                   Consolidated           Domestic
                                                                                       Bank               Offices
                                                                                ------------------  --------------------
                                                    Dollar Amounts in Thousands RCFD  Bil Mil Thou  RCON  Bil  Mil  Thou
                                                                                ----  --- --- ----  ----  ---  ---  ----
 1. Loans secured by real estate ...............................................1410    14,106,650                         1
      a. CONSTRUCTION, LAND DEVELOPMENT, AND OTHER LAND LOANS ..................                    1415         109,875   1.a
      b. Secured by farmland (including farm residential and other
          improvements) ........................................................                    1420         110,099   1.b
      c. Secured by 1-4 family residential properties:
          (1) Revolving, open-end loans secured by 1-4 family residential
               properties and extended under lines of credit ...................                    1797       1,049,904   1.c.1
          (2) Closed-end loans secured by 1-4 family residential properties:
                (a) Secured by first liens .....................................                    5367      10,941,693   1.c.2.a
                (b) Secured by junior liens ....................................                    5368       1,116,733   1.c.2.b
      d. Secured by multifamily (5 or more) residential properties .............                    1460          86,893   1.d
      e. Secured by nonfarm nonresidential properties ..........................                    1480         691,453   1.e
 2. LOANS TO DEPOSITORY INSTITUTIONS AND ACCEPTANCES OF OTHER BANKS:
      a. To commercial banks in the U.S. .......................................                    B531       2,728,937   2.a
          (1) To U.S. branches and agencies of foreign banks ...................B532             0                         2.a.1
          (2) To other commercial banks in the U.S. ............................B533     2,729,077                         2.a.2
      b. To other depository institutions in the U.S. ..........................B534           220  B534             220   2.b
      c. To banks in foreign countries .........................................                    B535               0   2.c
          (1) To foreign branches of other U.S. banks ..........................B536             0                         2.c.1
          (2) To other banks in foreign countries ..............................B537            24                         2.c.2
 3. Loans to finance agricultural production and other loans to farmers ........1590       181,552  1590         181,552   3
 4. Commercial and industrial loans:
      a. To U.S. addressees (domicile) .........................................1763     4,639,924  1763       4,639,392   4.a
      b. To non-U.S. addressees (domicile) .....................................1764         2,590  1764              76   4.b
 5. Not applicable
 6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):
      a. CREDIT CARDS ..........................................................B538     1,125,286  B538       1,125,286   6.a
      b. OTHER REVOLVING CREDIT PLANS ..........................................B539       362,157  B539         362,157   6.b
      c. Other consumer loans (includes single payment, installment,
           and all student loans) ..............................................2011     1,129,877  2011       1,129,877   6.c
 7. Loans to foreign government and official institutions (including
      foreign central banks) ...................................................2081             0  2081               0   7
 8. Obligations (other than securities and leases) of states and political
      subdivisions in the U.S. .................................................2107        22,393  2107          22,393   8
 9. Other loans ................................................................1563       929,204                         9
      a. Loans for purchasing or carrying securities (secured and unsecured)                        1545         206,104   9.a
      b. All other loans (exclude consumer loans) ..............................                    1564         723,100   9.b
10. Lease financing receivables (net of unearned income) .......................                    2165       2,192,499   10
      a. Of U.S. addressees (domicile) .........................................2182     2,192,499                         10.a
      b. Of non-U.S. addressees (domicile) .....................................2183             0                         10.b
11. LESS: Any unearned income on loans reflected in items 1-9 above ............2123             0  2123               0   11
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal
       Schedule RC, item 4.a and 4.b) ..........................................2122    27,421,453  2122      27,418,243   12

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RC-7

 FDIC Certificate Number - 05208                                         [ 17 ]

 SCHEDULE RC-C--CONTINUED

 PART I. CONTINUED


 Memoranda                                                              Dollar Amounts in Thousands RCFD Bil Mil Thou
 ---------                                                                                          ---- --- --- ----
1. LOANS AND LEASES RESTRUCTURED AND IN COMPLIANCE WITH MODIFIED TERMS
    (INCLUDED IN SCHEDULE RC-C, PART I, AND NOT REPORTED AS PAST DUE OR
    NONACCRUAL IN SCHEDULE RC-N, MEMORANDUM ITEM 1) (EXCLUDE LOANS SECURED
    BY 1-4 FAMILY RESIDENTIAL PROPERTIES AND LOANS TO INDIVIDUALS FOR
    HOUSEHOLD, FAMILY, AND OTHER PERSONAL EXPENDITURES) .............................................1616           0    M.1
2. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):
    a. Closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I, item 1.c.(2)(a), column B)
         with a remaining maturity or next repricing date of: (1, 2)                                 RCON
        (1) Three months or less.....................................................................A564   9,117,607    M.2.a.1
        (2) Over three months through 12 months .....................................................A565     740,423    M.2.a.2
        (3) Over one year through three years .......................................................A566      41,227    M.2.a.3
        (4) Over three years through five years .....................................................A567      60,015    M.2.a.4
        (5) Over five years through 15 years ........................................................A568     475,875    M.2.a.5
        (6) Over 15 years ...........................................................................A569     499,732    M.2.a.6
    b. All loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A)
        EXCLUDING closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I item 1.c.(2)(a), column B) with a
        remaining maturity or next repricing date of: (1,3)                                          RCFD
        (1) Three months or less ....................................................................A570   8,104,386    M.2.b.1
        (2) Over three months through 12 months .....................................................A571   2,274,416    M.2.b.2
        (3) Over one year through three years .......................................................A572   2,347,267    M.2.b.3
        (4) Over three years through five years .....................................................A573   1,460,398    M.2.b.4
        (5) Over five years through 15 years ........................................................A574   1,340,413    M.2.b.5
        (6) Over 15 years ...........................................................................A575     776,421    M.2.b.6
    c. Loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A)
         with a REMAINING MATURITY of one year or less (excluding those in nonaccrual status) .......A247  15,509,866    M.2.c
3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate)
   included in Schedule RC-C, part I, items 4 and 9, column A (4) ...................................2746           0    M.3
4. Adjustable rate closed-end loans secured by first liens on
   1-4 family residential properties in domestic offices                                             RCON
   (included in Schedule RC-C, part I, item 1.c.(2)(a), column B) ...................................5370   2,561,997    M.4
5. LOANS SECURED BY REAL ESTATE TO NON-U.S. ADDRESSES (DOMICILE) (INCLUDED IN                        RCFD
   SCHEDULE RC-C, PART I, ITEM 1, COLUMN A) .........................................................B837           0    M.5

----------
(1) Report fixed rate loans and leases by remaining maturity and floating rate loans by next repricing date.

(2) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus total nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2), column C must equal total closed-end loans secured by first liens on 1-4 family residential properties from . Schedule RC-C, part I, item 1.c.(2)(a), column B.

(3) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus total nonaccrual loans and leases from Schedule RC-N, sum of items 1 through 8, column C, minus nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2), column C, must equal total loans and leases from Schedule RC-C, Part I, sum or items 1 through 10, column A, minus total closed-end loans secured by first liens on 1-4 family residential properties in domestic offices from Schedule RC-C, part I, item 1.c.(2)(a), column B.

(4) Exclude loans secured by real estate that are included in Schedule RC-C, part I, item 1, column A.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-8

 FDIC Certificate Number - 05208                                          [ 18 ]

 SCHEDULE RC-D--TRADING ASSETS AND LIABILITIES

 SCHEDULE RC-D IS TO BE COMPLETED BY BANKS THAT REPORTED AVERAGE TRADING ASSETS (SCHEDULE RC-K, ITEM 7) OF $2 MILLION OR MORE FOR ANY QUARTER OF THE PRECEDING YEAR.


                                                                        Dollar Amounts in Thousands  RCON Bil Mil Thou
                                                                                                     ---- --- --- ----
 ASSETS
 1. U.S. Treasury securities in domestic offices ....................................................3531            0      1
 2. U.S. Government agency obligations in domestic offices (exclude mortgage-
     backed securities) .............................................................................3532            0      2
 3. Securities issued by states and political subdivisions in the U.S. in domestic offices ..........3533            0      3
 4. Mortgage-backed securities (MBS) in domestic offices:
      a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA .......................3534        3,691      4.a
      b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA
          (include CMOs, REMICs, and stripped MBS) ..................................................3535            0      4.b
      c. All other mortgage-backed securities .......................................................3536            0      4.c
 5. Other debt securities in domestic offices .......................................................3537            0      5
 6. - 8.  Not applicable
 9. Other trading assets in domestic offices ........................................................3541            0      9
                                                                                                     RCFN
10. Trading assets in foreign offices ...............................................................3542            0      10
11. Revaluation gains on interest rate, foreign exchange rate,
      and other commodity and equity contracts:                                                      RCON
      a. In domestic offices ........................................................................3543       20,481      11.a
                                                                                                     RCFN
      b. In foreign offices .........................................................................3543            0      11.b
                                                                                                     RCFD
12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5) ...............3545       24,172      12

LIABILITIES                                                                                          RCFD Bil Mil Thou
13. Liability for short positions ...................................................................3546            0      13
14. Revaluation losses on interest rate, foreign exchange rate, and other commodity and equity
      contracts .....................................................................................3547       39,084      14
15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15) ............3548       39,084      15

WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                  RC-9

 FDIC Certificate Number - 05208                                         [ 19 ]

SCHEDULE RC-E--DEPOSIT LIABILITIES

 PART I. DEPOSITS IN DOMESTIC OFFICES


                                                                                                     Nontransaction
                                                                 Transaction Accounts                   Accounts
                                                          --------------------------------------   ------------------
                                                             (Column A)          (Column B)            (Column C)
                                                                Total            MEMO: TOTAL             Total
                                                             transaction           DEMAND             nontransaction
                                                               accounts           DEPOSITS               accounts
                                                           (including total     (INCLUDED IN           (including
                                                           demand deposits)       COLUMN A)              MMDAs)
                                                          -----------------    -----------------    -----------------
                              Dollar Amounts in Thousands RCON Bil Mil Thou    RCON Bil Mil Thou    RCON Bil Mil Thou
                                                          ---- --- --- ----    ---- --- --- ----    ---- --- --- ----
DEPOSITS OF:
1. Individuals, partnerships and corporations
   (INCLUDE ALL CERTIFIED AND OFFICIAL CHECKS) ...........B549    2,042,070                          B550   18,046,893      1
2. U.S. Government .......................................2202        9,907                          2520            0      2
3. States and political subdivisions in the U.S. .........2203       80,583                          2530      208,993      3
4. COMMERCIAL BANKS AND OTHER DEPOSITORY
    INSTITUTIONS IN THE U.S. .............................B551      115,813                          B552            0      4
5. Banks in foreign countries ............................2213        8,016                          2236            0      5
6. Foreign governments, and official institutions
    (including foreign central banks) ....................2216            0                          2377            0      6
7. Total (sum of items 1 through 6) (sum of
    columns A and C must equal Schedule RC,
    item 13.a) ...........................................2215    2,256,389    2210    2,052,411     2385   18,255,886      7



MEMORANDA                                                              Dollar Amounts in Thousands  RCON Bil Mil Thou
                                                                                                    ---- --- --- ----
1. Selected components of total deposits (i.e., sum of item 7, columns A and C):
    a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts ..........................6835      531,620      M.1.a
    b. Total brokered deposits ......................................................................2365            0      M.1.b
    c. Fully insured brokered deposits (included in Memorandum item 1.b above):
        (1) Issued in denominations of less than $100,000 ...........................................2343            0      M.1.c.1
        (2) Issued either in denominations of $100,000 or in denominations greater than
             $100,000 and participated out by the broker in shares of $100,000 or less ..............2344            0      M.1.c.2
    d. Maturity data for brokered deposits:
        (1) Brokered deposits issued in denominations of less than $100,000 with a remaining
              maturity of one year or less (included in Memorandum item 1.c.(1) above) ..............A243            0      M.1.d.1
        (2) Brokered deposits issued in denominations of $100,000 or more with a remaining
              maturity of one year or less (included in Memorandum item 1.b above) ..................A244            0      M.1.d.2
    e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S.
        reported in item 3 above which are secured or collateralized as required under state law)
        (TO BE COMPLETED FOR THE DECEMBER REPORT ONLY) ..............................................5590          N/A      M.1.e
2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 7, column C, above):
    a. Savings deposits:
        (1) Money market deposit accounts (MMDAs) ...................................................6810    4,529,385      M.2.a.1
        (2) Other savings deposits (excludes MMDAs) .................................................0352   11,429,029      M.2.a.2
    b. Total time deposits of less than $100,000 ....................................................6648    1,979,881      M.2.b
    c. Total time deposits of $100,000 or more ......................................................2604      317,591      M.2.c

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-10

 FDIC Certificate Number - 05208                                          [ 20 ]

 SCHEDULE RC-E--CONTINUED

 PART I. CONTINUED


 Memoranda (continued)                                                    Dollar Amounts in Thousands  RCON Bil Mil Thou
                                                                                                       ---- --- --- ----
3. Maturity and repricing data for time deposits of less than $100,000:
    a. Time deposits of less than $100,000 with a remaining maturity or next repricing date of (1,2)
        (1) Three months or less ......................................................................A579     493,612     M.3.a.1
        (2) Over three months through 12 months .......................................................A580     759,719     M.3.a.2
        (3) Over one year through three years .........................................................A581     591,938     M.3.a.3
        (4) Over three years ..........................................................................A582     134,612     M.3.a.4
    b. Time deposits of less than $100,000 with a REMAINING MATURITY
        of one year or less (included in Memorandum items 3.a.(1) through 3.a.(4) above)(3) ...........A241   1,253,331     M.3.b
4. Maturity and repricing data for time deposits of $100,000 or more:
    a. Time deposits of $100,000 or more with a remaining maturity or next repricing date of (1,4)
        (1) Three months or less ......................................................................A584     115,930     M.4.a.1
        (2) Over three months through 12 months .......................................................A585     116,841     M.4.a.2
        (3) Over one year through three years .........................................................A586      54,833     M.4.a.3
        (4) Over three years ..........................................................................A587      29,987     M.4.a.4
    b. Time deposits of $100,000 or more with a REMAINING MATURITY
        of one year or less (included in Memorandum items 4.a.(1) through 4.a.(4) above)(3) ...........A242     232,771     M.4.b

----------

(1) Report fixed rate time deposits by remaining maturity and floating rate time deposits by next repricing date.

(2) Sum of Memorandum items 3.a.(1) through 3.a.(4) must equal Schedule RC-E Memorandum item 2.b.

(3) Report both fixed and floating rate time deposits by remaining maturity. Exclude floating rate time deposits with a next repricing date of one year or less that have a remaining maturity of over one year.

(4) Sum of Memorandum items 4.a.(1) through 4.a.(4) must equal Schedule RC-E, Memorandum item 2.c.

 PART II. DEPOSITS IN FOREIGN OFFICES (INCLUDING EDGE AND
 AGREEMENT SUBSIDIARIES AND IBFS)



                                                                    Dollar Amounts in Thousands  RCFN Bil Mil Thou
                                                                                                 ---- --- --- ----
Deposits of:
 1. INDIVIDUALS, PARTNERSHIPS, AND CORPORATIONS (INCLUDE ALL CERTIFIED AND OFFICIAL CHECKS) ......B553   2,449,927  1
 2. U.S. BANKS (INCLUDING IBFS AND FOREIGN BRANCHES OF U.S. BANKS) AND OTHER U.S.
    DEPOSITORY INSTITUTIONS ......................................................................B554   4,969,118  2
 3. Foreign banks (including U.S. branches and agencies of foreign banks, including their IBFs) ..2625       3,114  3
 4. Foreign governments and official institutions (including foreign central banks) ..............2650           0  4
 5. U.S. GOVERNMENT AND STATES AND POLITICAL SUBDIVISIONS IN THE U.S. ............................B555           0  5
 6. Total (sum of items 1 through 5) (must equal Schedule RC, item 13.b) .........................2200   7,422,159  6




 MEMORANDUM                                         Dollar Amounts in Thousands RCFN Bil Mil Thou
                                                                                ---- --- --- ----
 1. Time deposits with a remaining maturity of one year or less
     (included in Part II, item 6 above) .......................................A245   7,408,690   M.1

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-11

 FDIC Certificate Number - 05208                                          [ 21 ]

 SCHEDULE RC-F--OTHER ASSETS


                                                                               Dollar Amounts in Thousands RCFD Bil Mil Thou
                                                                                                           ---- --- --- ----
1. ACCRUED INTEREST RECEIVABLE (1) ....................................................................... B556     197,526   1
2. Net deferred tax assets (2) ........................................................................... 2148           0   2
3. Interest-only strips receivable (not in the form of a security) (3) on:
    a. Mortgage loans .................................................................................... A519           0   3.a
    b. Other financial assets ............................................................................ A520           0   3.b
4. EQUITY SECURITIES THAT DO NOT HAVE READILY DETERMINABLE FAIR VALUES (4) ............................... 1752     323,832   4
5. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item) ................ 2168     541,113   5
          TEXT
   a. 2166  Prepaid expenses ............................................................. 2166        0                      5.a
   b. C009  Cash surrender value of life insurance ....................................... C009  241,672                      5.b
   c. 1578  Repossessed personal property (including vehicles) ........................... 1578        0                      5.c
   d. C010  Derivatives with a positive fair value held for purposes other than trading .. C010        0                      5.d
   e. 3549 ............................................................................... 3549        0                      5.e
   f. 3550 ............................................................................... 3550        0                      5.f
   g. 3551 ............................................................................... 3551        0                      5.g
6. Total (sum of items 1 through 5) (must equal Schedule RC, item 11) .................................... 2160   1,062,471   6

 SCHEDULE RC-G--OTHER LIABILITIES


                                                                           Dollar Amounts in Thousands  RCFD Bil Mil Thou
                                                                                                        ---- --- --- ----
 1.  a. Interest accrued and unpaid on deposits in domestic offices(5) ................................ 3645       58,665     1.a
     b. Other expenses accrued and unpaid (includes accrued income taxes                                RCFD
          payable) .................................................................................... 3646      784,082     1.b
 2. Net deferred tax liabilities (2) .................................................................. 3049      341,275     2
 3. ALLOWANCE FOR CREDIT LOSSES ON OFF-BALANCE SHEET CREDIT EXPOSURES ................................. B557            0     3
 4. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item) ............ 2938       33,692     4
           TEXT
    a. 3066  Accounts payable ........................................................... 3066         0                      4.a
    b. C011  Deferred compensation liabilities .......................................... C011         0                      4.b
    c. 2932  Dividends declared but not yet payable ..................................... 2932         0                      4.c
    d. C012  Derivatives with a negative fair value held for purposes other than trading  C012         0                      4.d
    e. 3552 ............................................................................. 3552         0                      4.e
    f. 3553 ............................................................................. 3553         0                      4.f
    g. 3554 ............................................................................. 3554         0                      4.g
 5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20) ................................ 2930    1,217,714     5

----------

(1) Include accrued interest receivable on loans, leases, debt securities, and other interest-bearing assets

(2) See discussion of deferred income taxes in Glossary entry on "income taxes."

(3) Report interest-only strips receivable in the form of a security as available-for sale securities in Schedule RC, item 2.b, or as trading assets in Schedule RC, item 5, as appropriate.

(4) Include Federal Reserve stock, Federal Home Loan Bank stock, and bankers' bank stock

(5) For savings banks, includes "dividends" accrued and unpaid on deposits.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
Legal Title of Bank                                                    RC-12

FDIC Certificate Number - 05208                                           [ 22 ]

SCHEDULE RC-H--SELECTED BALANCE SHEET ITEMS FOR DOMESTIC OFFICES

                                                                                                         Domestic
                                                                                                          Offices
                                                                                                        ------------
                                                                    Dollar Amounts in Thousands   RCON  Bil Mil Thou
                                                                                                  ----  --- --- ----
1. Customers' liability to this bank on acceptances outstanding ...............................   2155            0   1
2. Bank's liability on acceptances executed and outstanding ...................................   2920            0   2
3. Federal funds sold and securities purchased under agreements to resell .....................   1350   16,566,668   3
4. Federal funds purchased and securities sold under agreements to repurchase .................   2800   10,285,656   4
5. Other borrowed money .......................................................................   3190    6,231,824   5
   EITHER
6. Net due from own foreign offices, Edge and Agreement subsidiaries, and IBFs ................   2163          N/A   6
   OR
7. Net due to own foreign offices, Edge and Agreement subsidiaries, and IBFs ..................   2941    7,512,550   7
8. Total assets (excludes net due from foreign offices, Edge and Agreement subsidiaries,
   and IBFs) ..................................................................................   2192   48,951,568   8
9. Total liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries, and
   IBFs) ......................................................................................   3129   38,189,721   9

IN ITEMS 10-17 REPORT THE AMORTIZED (HISTORICAL) COST OF BOTH HELD-TO-MATURITY
AND AVAILABLE-FOR-SALE SECURITIES IN DOMESTIC OFFICES.                                            RCON  Bil Mil Thou
                                                                                                  ----  --- --- ----
10. U.S. Treasury securities ..................................................................   1039      315,476   10
11. U.S. Government agency obligations (exclude mortgage-backed securities) ...................   1041       70,863   11
12. Securities issued by states and political subdivisions in the U.S. ........................   1042      199,299   12
13. Mortgage-backed securities (MBS):
    a. Pass-through securities:
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA .......................................   1043      965,970   13.a.1
       (2) Other pass-through securities ......................................................   1044            0   13.a.2
    b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):
       (1) Issued or guaranteed by FNMA, FHLMC, or GNMA .......................................   1209        6,057   13.b.1
       (2) All other mortgage-backed securities ...............................................   1280       16,157   13.b.2
14. Other domestic debt securities (include domestic asset-backed securities) .................   1281      344,841   14
15. Foreign debt securities (include foreign asset-backed securities) .........................   1282            0   15
16. Investments in mutual funds and other equity securities with readily determinable
    fair values ...............................................................................   A510       31,136   16
17. Total amortized (historical) cost of both held-to-maturity and available-for-sale
    securities (sum of items 10 through 16) ...................................................   1374    1,949,799   17

18. Equity securities that do not have readily determinable fair values .......................   1752      323,832   18

SCHEDULE RC-I--SELECTED ASSETS AND LIABILITIES OF IBFs

TO BE COMPLETED ONLY BY BANKS WITH IBFs AND OTHER "FOREIGN" OFFICES.

                                                                    Dollar Amounts in Thousands   RCFN Bil Mil Thou
                                                                                                  ---- --- --- ----
1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12) ..............   2133            0   1
2. Total IBF liabilities (component of Schedule RC, item 21) ..................................   2898            0   2

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
Legal Title of Bank                                                    RC-13

FDIC Certificate Number - 05208                                           [ 23 ]

SCHEDULE RC-K--QUARTERLY AVERAGES(1)

                                                                     Dollar Amounts in Thousands   RCFD Bil Mil Thou
                                                                                                   ---- --- --- ----
 ASSETS
 1. Interest-bearing balances due from depository institutions .................................   3381       29,637   1
 2. U.S. TREASURY SECURITIES AND U.S. GOVERNMENT AGENCY OBLIGATIONS(2)
    (EXCLUDING MORTGAGE-BACKED SECURITIES) .....................................................   B558      401,234   2
 3. MORTGAGE-BACKED SECURITIES(2) ..............................................................   B559      994,436   3
 4. ALL OTHER SECURITIES(2, 3)(INCLUDES SECURITIES ISSUED BY STATES AND POLITICAL
    SUBDIVISIONS IN THE U.S.) ..................................................................   B560      460,591   4
 5. Federal funds sold and securities purchased under agreements to resell .....................   3365   18,812,557   5
 6. Loans:
    a. Loans in domestic offices: ..............................................................   RCON
       (1) Total loans .........................................................................   3360   25,498,931   6.a.1
       (2) Loans secured by real estate ........................................................   3385   14,119,545   6.a.2
       (3) Loans to finance agricultural production and other loans to farmers .................   3386      177,912   6.a.3
       (4) Commercial and industrial loans .....................................................   3387    5,182,273   6.a.4
       (5) Loans to individuals for household, family, and other personal expenditures:
           (a) CREDIT CARDS ....................................................................   B561    1,137,642   6.a.5.a
           (b) OTHER (INCLUDES SINGLE PAYMENT, INSTALLMENT, ALL STUDENT LOANS, AND REVOLVING
               CREDIT PLANS OTHER THAN CREDIT CARDS) ...........................................   B562    1,707,040   6.a.5.b
                                                                                                   RCFN
    b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs ...............   3360        4,239   6.b
                                                                                                   RCFD
 7. Trading assets .............................................................................   3401        3,894   7
 8. Lease financing receivables (net of unearned income) .......................................   3484    2,169,918   8
 9. Total assets(4) ............................................................................   3368   51,358,157   9
 LIABILITIES
10. Interest-bearing transaction accounts in domestic (NOW accounts, ATS accounts,                 RCON
    and telephone and preauthorized transfer accounts) (exclude demand deposits) ...............   3485      250,604   10
11. Nontransaction accounts in domestic offices:
    a. SAVINGS DEPOSITS (INCLUDES MMDAs) .......................................................   B563   13,728,713   11.a
    b. Time deposits of $100,000 or more .......................................................   A514      324,996   11.b
    c. Time deposits of less than $100,000 .....................................................   A529    2,026,108   11.c
                                                                                                   RCFN
12. Interest-bearing deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs ....   3404    8,581,843   12
                                                                                                   RCFD
13. Federal funds purchased and securities sold under agreements to repurchase .................   3353   11,806,612   13
14. Other borrowed money
    (includes mortgage indebtedness and obligations under capitalized leases) ..................   3355    6,748,439   14

----------
 (1) For all items, banks have the option of reporting either (1) an average of DAILY figures for the quarter, or (2) an average of WEEKLY figures (i.e., the Wednesday of each week of the quarter).

 (2) Quarterly averages for all debt securities should be based on amortized cost.

 (3) Quarterly averages for all equity securities should be based on historical cost.

 (4) The quarterly averages for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-14

 FDIC Certificate Number - 05208                                          [ 24 ]

 SCHEDULE RC-L--DERIVATIVES AND OFF-BALANCE SHEET ITEMS

 Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

                                                                        Dollar Amounts in Thousands   RCFD Bil Mil Thou
                                                                                                      ---- --- --- ----
 1. Unused commitments:
    a. Revolving, open-end lines secured by 1-4 family residential properties, e.g., home
       equity lines ...............................................................................   3814      865,785   1.a
    b. Credit card lines ..........................................................................   3815            0   1.b
    c. Commercial real estate, construction, and land development:
       (1) Commitments to fund loans secured by real estate .......................................   3816       84,743   1.c.1
       (2) Commitments to fund loans not secured by real estate ...................................   6550            0   1.c.2
    d. Securities underwriting ....................................................................   3817            0   1.d
    e. Other unused commitments ...................................................................   3818    2,384,454   1.e
 2. Financial standby letters of credit and foreign office guarantees .............................   3819      346,147   2
    a. Amount of financial standby letters of credit conveyed to others ........  3820       31,349                       2.a
 3. Performance standby letters of credit and foreign office guarantees ...........................   3821      247,036   3.
    a. Amount of performance standby letters of credit conveyed to others ......  3822        1,631                       3.a
 4. Commercial and similar letters of credit ......................................................   3411       56,205   4
 5. To be completed by banks with $100 million or more in total assets:
    Participations in acceptances (as described in the instructions) conveyed to others by the
    reporting bank ................................................................................   3428            0   5
 6. Securities lent (including customers' securities lent where the customer is indemnified against
    loss by the reporting bank) ...................................................................   3433    4,546,381   6
 7. Notional amount of credit derivatives :
    a. Credit derivatives on which the reporting bank is the guarantor ............................   A534            0   7.a
    b. Credit derivatives on which the reporting bank is the beneficiary ..........................   A535            0   7.b
 8. Spot foreign exchange contracts ...............................................................   8765       45,838   8
 9. All other off-balance sheet liabilities (exclude derivatives) (itemize and describe each
    component of this item over 25% of Schedule RC, item 28, "Total equity capital") ..............   3430    5,245,581   9
           TEXT
    a. 3432 Securities borrowed ................................................  3432    5,245,581                       9.a
    b. 3434 Commitments to purchase when-issued securities .....................  3434            0                       9.b
    c. 3555 ....................................................................  3555            0                       9.c
    d. 3556 ....................................................................  3556            0                       9.d
    e. 3557 ....................................................................  3557            0                       9.e
10. All other off-balance sheet assets (exclude derivatives)(itemize and describe
    each component of this item over 25%  Schedule RC item 28., "Total equity capital") ...........   5591            0   10
           TEXT
    a. 3435 Commitments to sell when-issued securities .........................  3435            0                       10.a
    b. 5592 ....................................................................  5592            0                       10.b
    c. 5593 ....................................................................  5593            0                       10.c
    d. 5594 ....................................................................  5594            0                       10.d
    e. 5595 ....................................................................  5595            0                       10.e

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-15

 FDIC Certificate Number - 05208                                          [ 25 ]

 SCHEDULE RC-L--CONTINUED

               Dollar Amounts in Thousands          (Column A)       (Column B)          (Column C)           (Column D)
                                                     Interest          Foreign             Equity             Commodity
                                                       Rate           Exchange           Derivative           and Other
           Derivatives Position Indicators           Contracts        Contracts           Contracts           Contracts
                                                   ------------   -----------------   -----------------   -----------------
11. Gross amounts (e.g., notional amounts) (for    Bil Mil Thou   Tril Bil Mil Thou   Tril Bil Mil Thou   Tril Bil Mil Thou
    each column, sum of items 11.a through 11.e    --- --- ----   ---- --- --- ----   ---- --- --- ----   ---- --- --- ----
    must equal sum of items 12 and 13): .........     RCFD 8693           RCFD 8694           RCFD 8695           RCFD 8696
    a. Futures contracts ........................             0                   0                   0                   0   11.a
                                                      RCFD 8697           RCFD 8698           RCFD 8699           RCFD 8700
    b. Forward contracts ........................             0             134,225                   0                   0   11.b
    c. Exchange-traded option contracts: ........     RCFD 8701           RCFD 8702           RCFD 8703           RCFD 8704
       (1) Written options ......................             0                   0                   0                   0   11.c.1
                                                      RCFD 8705           RCFD 8706           RCFD 8707           RCFD 8708
       (2) Purchased options ....................             0                   0                   0                   0   11.c.2
    d. Over-the-counter option contracts: .......     RCFD 8709           RCFD 8710           RCFD 8711           RCFD 8712
       (1) Written options ......................       498,208                   0                   0              40,756   11.d.1
                                                      RCFD 8713           RCFD 8714           RCFD 8715           RCFD 8716
       (2) Purchased options ....................       547,162                   0                   0              40,213   11.d.2
                                                      RCFD 3450           RCFD 3826           RCFD 8719           RCFD 8720
    e. Swaps ....................................     1,184,162                   0                   0              50,564   11.e
12. Total gross notional amount of ..............     RCFD A126           RCFD A127           RCFD 8723           RCFD 8724
    derivative contracts held for trading .......     2,229,532             134,225                   0             131,533   12
13. Total gross notional amount of
    derivative contracts held for ...............     RCFD 8725           RCFD 8726           RCFD 8727           RCFD 8728
    purposes other than trading .................             0                   0                   0                   0   13
    a. Interest rate swaps where the bank .......     RCFD A589
       has agreed to pay a fixed rate ...........             0                                                               13.a
14. Gross fair values of derivative contracts:
    a. Contracts held for trading: ..............     RCFD 8733           RCFD 8734           RCFD 8735           RCFD 8736
       (1) Gross positive fair value ............        18,791               1,691                   0              22,200   14.a.1
                                                      RCFD 8737           RCFD 8738           RCFD 8739           RCFD 8740
       (2) Gross negative fair value ............        16,570               2,119                   0              20,395   14.a.2
    b. Contracts held for purposes other than
       trading: .................................     RCFD 8741           RCFD 8742           RCFD 8743           RCFD 8744
       (1) Gross positive fair value ............             0                   0                   0                   0   14.b.1
                                                      RCFD 8745           RCFD 8746           RCFD 8747           RCFD 8748
       (2) Gross negative fair value ............             0                   0                   0                   0   14.b.2

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-16

 FDIC Certificate Number - 05208                                          [ 26 ]

 SCHEDULE RC-M--MEMORANDA

                                                                           Dollar Amounts in Thousands  RCFD Bil Mil Thou
                                                                                                        ---- --- --- ----
 1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:
    a. Aggregate amount of all extensions of credit to all executive officers, directors, principal
       shareholders, and their related interests ....................................................   6164          795   1.a
    b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to
       related interests) equals or exceeds the lesser of $500,000 or 5 percent            NUMBER
       of total capital as defined for this purpose in agency regulations ........  6165            0                       1.b
 2. INTANGIBLE ASSETS OTHER THAN GOODWILL:
    a. Mortgage Servicing Assets ....................................................................   3164            0   2.a
       (1) Estimated fair value of mortgage servicing assets .....................  A590            0                       2.a.1
    b. Purchased credit card relationships and nonmortgage servicing assets .........................   B026            0   2.b
    c. All other identifiable intangible assets .....................................................   5507        2,960   2.c
    d. TOTAL (SUM OF ITEMS 2.a, 2.b, AND 2.c) (MUST EQUAL SCHEDULE RC, ITEM 10.b) ...................   0426        2,960   2.d
 3. Other real estate owned:
    a. Direct and indirect investments in real estate ventures ......................................   5372            0   3.a
    b. All other real estate owned: .................................................................   RCON
       (1) CONSTRUCTION, LAND DEVELOPMENT, AND OTHER LAND LOANS IN DOMESTIC OFFICES .................   5508            0   3.b.1
       (2) Farmland in domestic offices .............................................................   5509           51   3.b.2
       (3) 1-4 family residential properties in domestic offices ....................................   5510        4,743   3.b.3
       (4) Multifamily (5 or more) residential properties in domestic offices .......................   5511            0   3.b.4
       (5) Nonfarm nonresidential properties in domestic offices ....................................   5512          359   3.b.5
                                                                                                        RCFN
       (6) In foreign offices .......................................................................   5513            0   3.b.6
                                                                                                        RCFD
    c. Total (sum of items 3.a and 3.b) (must equal Schedule RC, item 7) ............................   2150        5,153   3.c
 4. Investments in unconsolidated subsidiaries and associated companies:
    a. Direct and indirect investments in real estate ventures ......................................   5374            0   4.a
    b. All other investments in unconsolidated subsidiaries and associated companies ................   5375            0   4.b
    c. Total (sum of items 4.a and 4.b) (must equal Schedule RC, item 8) ............................   2130            0   4.c
 5. OTHER BORROWED MONEY:
     a. FEDERAL HOME LOAN BANK ADVANCES:
        (1) WITH A REMAINING MATURITY OF ONE YEAR OR LESS ...........................................   2651    4,778,000   5.a.1
        (2) WITH A REMAINING MATURITY OF MORE THAN ONE YEAR THROUGH THREE YEARS .....................   B565      200,000   5.a.2
        (3) WITH A REMAINING MATURITY OF MORE THAN THREE YEARS ......................................   B566      500,000   5.a.3
     b. OTHER BORROWINGS:
        (1) WITH A REMAINING MATURITY OF ONE YEAR OR LESS ...........................................   B571      200,000   5.b.1
        (2) WITH A REMAINING MATURITY OF MORE THAN ONE YEAR THROUGH THREE YEARS .....................   B567      468,852   5.b.2
        (3) WITH A REMAINING MATURITY OF MORE THAN THREE YEARS ......................................   B568       95,380   5.b.3
     c. TOTAL (SUM OF ITEMS 5.a.(1) THROUGH 5.b.(3) MUST EQUAL SCHEDULE RC, ITEM 16) ................   3190    6,242,232   5.c

                                                                                                               YES / NO
                                                                                                               --------
 6. DOES THE REPORTING BANK SELL PRIVATE LABEL OR THIRD PARTY MUTUAL FUNDS AND ANNUITIES? ...........   B569          YES   6

                                                                                                        RCFD Bil Mil Thou
                                                                                                        ---- --- --- ----
 7. ASSETS UNDER THE REPORTING BANK'S MANAGEMENT IN PROPRIETARY MUTUAL FUNDS AND ANNUITIES ..........   B570            0   7

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-17

 FDIC Certificate Number - 05208                                          [ 27 ]

 SCHEDULE RC-N--PAST DUE AND NONACCRUAL LOANS, LEASES, AND OTHER ASSETS

                                                             (Column A)          (Column B)
                                                              Past due           Past due 90
                                                            30 through 89       days or more
                                                           days and still         and still           (Column C)
                                                              accruing            accruing            Nonaccrual
                                                          -----------------   -----------------   -----------------
                            Dollar Amounts in Thousands   RCON Bil Mil Thou   RCON Bil Mil Thou   RCON Bil Mil Thou
                                                          ---- --- --- ----   ---- --- --- ----   ---- --- --- ----
1. Loans secured by real estate:
   a. CONSTRUCTION, LAND DEVELOPMENT, AND OTHER
      LAND LOANS IN DOMESTIC OFFICES ..................   2759        8,685   2769        1,869   3492          995   1.a
   b. Secured by farmland in domestic offices .........   3493        3,024   3494          124   3495            0   1.b
   c. Secured by 1-4 family residential
      properties in domestic offices:
      (1) Revolving, open-end loans secured by
          1-4 family residential properties and
          extended under lines of credit ..............   5398        4,375   5399           99   5400            0   1.c.1
      (2) Closed-end loans secured by
          1-4 family residential properties ...........   5401       14,511   5402        3,461   5403        6,819   1.c.2
   d. Secured by multifamily (5 or more) residential
      properties in domestic offices ..................   3499        2,439   3500            0   3501            0   1.d
   e. Secured by nonfarm nonresidential properties
      in domestic offices .............................   3502       13,704   3503        1,154   3504            0   1.e
                                                          RCFN                RCFN                RCFN
   f. IN FOREIGN OFFICES ..............................   B572            0   B573            0   B574            0   1.f
2. Loans to depository institutions and acceptances
   of other banks:
   a. To U.S. banks and other U.S. depository .........   RCFD                RCFD                RCFD
      institutions ....................................   5377            0   5378            0   5379            0   2.a
   b. To foreign banks ................................   5380            0   5381            0   5382            0   2.b
3. Loans to finance agricultural production and
   other loans to farmers .............................   1594       15,110   1597          675   1583            0   3
4. Commercial and industrial loans:
   a. To U.S. addressees (domicile) ...................   1251       72,590   1252        4,420   1253       68,699   4.a
   b. To non-U.S. addressees (domicile) ...............   1254            0   1255            0   1256            0   4.b
5. Loans to individuals for household, family, and
   other personal expenditures:
   a. CREDIT CARDS ....................................   B575       19,382   B576       16,677   B577            0   5.a
   b. OTHER (INCLUDES SINGLE PAYMENT, INSTALLMENT,
      ALL STUDENT LOANS, AND REVOLVING
      CREDIT PLANS OTHER THAN CREDIT CARDS) ...........   B578       23,450   B579       11,455   B580          363   5.b
6. Loans to foreign governments and official
   institutions .......................................   5389            0   5390            0   5391            0   6
7. All other loans ....................................   5459       10,394   5460          534   5461            0   7
8. Lease financing receivables:
   a. Of U.S. addressees (domicile) ...................   1257            0   1258            0   1259      106,397   8.a
   b. Of non-U.S. addressees (domicile) ...............   1271            0   1272            0   1791            0   8.b
9. Debt securities and other assets (exclude other
   real estate owned and other repossessed assets) ....   3505            0   3506            0   3507            0   9

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-18

 FDIC Certificate Number - 05208                                          [ 28 ]

 SCHEDULE RC-N--CONTINUED

Amounts reported in Schedule RC-N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

                                                         (Column A)           (Column B)
                                                          Past due           Past due 90
                                                        30 through 89       days or more
                                                        days and still        and still           (Column C)
                                                          accruing            accruing            Nonaccrual
                                                      -----------------   -----------------   -----------------
                        Dollar Amounts in Thousands   RCFD Bil Mil Thou   RCFD Bil Mil Thou   RCFD Bil Mil Thou
                                                      ---- --- --- ----   ---- --- --- ----   ---- --- --- ----
10. Loans and leases reported in items 1
    through 8 above which are wholly or partially
    guaranteed by the U.S. Government .............   5612       11,769   5613        8,390   5614           72   10
    a. Guaranteed portion of loans and leases
       included in item 10 above ..................   5615       11,611   5616        8,383   5617           67   10.a

                                                       (Column A)         (Column B)
                                                        Past due          Past due 90
                                                     30 through 89        days or more
                                                     days and still        and still           (Column C)
MEMORANDA                                               accruing           accruing            Nonaccrual
                                                    -----------------   -----------------   -----------------
                      Dollar Amounts in Thousands   RCFD Bil Mil Thou   RCFD Bil Mil Thou   RCFD Bil Mil Thou
                                                    ---- --- --- ----   ---- --- --- ----   ---- --- --- ----
1. Restructured loans and leases included in
   Schedule RC-N, items 1 through 8, above
   (and not reported in Schedule RC-C, Part I,
   Memorandum item 1) ...........................   1658            0   1659            0   1661            0   M.1
2. Loans to finance commercial real estate,
   construction, and land development activities
   (not secured by real estate)  included in
   Schedule RC-N, items 4 and 7, above ..........   6558            0   6559            0   6560            0   M.2
3. Loans secured by real estate to non-U.S.
   addresses (domicile) (included in
   Schedule RC-N, item 1, above) ................   1248            0   1249            0   1250            0   M.3
4. Not applicable

                                                        (Column A)
                                                         Past due           (Column B)
                                                        30 through         Past due 90
                                                          89 days          days or more
                                                     -----------------   -----------------
 5. Interest rate, foreign exchange rate, and other  RCFD Bil Mil Thou   RCFD Bil Mil Thou
    commodity and equity contracts:                  ---- --- --- ----   ---- --- --- ----
    FAIR VALUE OF AMOUNTS CARRIED AS ASSETS ......   3529            0   3530            0                      M.5

Person to whom questions about the Reports of Condition and Income should be directed:

    Karen B. Martin, Manager - Regulatory Reporting
    -------------------------------------------------------
    Name and Title (TEXT 8901)

    karen.b.martin@wellsfargo.com
    -------------------------------------------------------
    E-mail Address (TEXT 4086)

    (612) 667-3975                                           (612) 667-3659
    -------------------------------------------------------  ---------------------------------------
    Telephone: Area code/phone number/extension (TEXT 8902)  FAX: Area code/phone number (TEXT 9116)

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-19

 FDIC Certificate Number - 05208                                          [ 29 ]

 SCHEDULE RC-O--OTHER DATA FOR DEPOSIT INSURANCE AND FICO ASSESSMENTS

                                                                    Dollar Amounts in Thousands   RCON Bil Mil Thou
                                                                                                  ---- --- --- ----
1. Unposted debits (see instructions):
   a. Actual amount of all unposted debits ....................................................   0030            0   1.a
      OR
   b. Separate amount of unposted debits:
      (1) Actual amount of unposted debits to demand deposits .................................   0031          N/A   1.b.1
      (2) Actual amount of unposted debits to time and savings deposits (1) ...................   0032          N/A   1.b.2
2. Unposted credits (see instructions):
   a. Actual amount of all unposted credits ...................................................   3510            0   2.a
      OR
   b. Separate amount of unposted credits:
      (1) Actual amount of unposted credits to demand deposits ................................   3512          N/A   2.b.1
      (2) Actual amount of unposted credits to time and savings deposits (1) ..................   3514          N/A   2.b.2
3. Uninvested trust funds (cash) held in bank's own trust department (not included in total
   deposits in domestic offices) ..............................................................   3520            0   3
4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto
   Rico and U.S. territories and possessions (not included in total deposits):
   a. Demand deposits of consolidated subsidiaries ............................................   2211            0   4.a
   b. Time and savings deposits (1) of consolidated subsidiaries ..............................   2351            0   4.b
   c. Interest accrued and unpaid on deposits of consolidated subsidiaries ....................   5514            0   4.c
5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions:
   a. Demand deposits in insured branches (included in Schedule RC-E, Part II) ................   2229            0   5.a
   b. Time and saving deposits (1) in insured branches (included in Schedule RC-E, Part II) ...   2383            0   5.b
   c. Interest accrued and unpaid on deposits in insured branches
      (included in Schedule RC-G, item 1.b) ...................................................   5515            0   5.c
6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:
   a. Amount reflected in demand deposits (included in Schedule RC-E, Part I,
      Item 7 column B) ........................................................................   2314            0   6.a
   b. Amount reflected in time and savings deposits(1) (included in Schedule RC-E, Part I,
      Item 7, column A or C, but not column B) ................................................   2315            0   6.b
7. Unamortized premiums and discounts on time and savings deposits: (1,2)
   a. Unamortized premiums ....................................................................   5516            0   7.a
   b. Unamortized discounts ...................................................................   5517            0   7.b
8. TO BE COMPLETED BY BANKS WITH "OAKAR DEPOSITS".
   a. Deposits purchased or acquired from other FDIC-insured institutions during the quarter
      (exclude deposits purchased or acquired from foreign offices other than insured branches in Puerto Rico and U.S. territories and possessions):
      (1) Total deposits purchased or acquired from other
          FDIC-insured institutions during the quarter ........................................   A531            0   8.a.1
      (2) Amount of purchased or acquired deposits reported in item 8.a.(1) above attributable to a secondary fund (i.e., BIF members report deposits
          attributable to SAIF; SAIF members report deposits attributable to BIF) .............   A532            0   8.a.2
   b. Total deposits sold or transferred to other FDIC-insured institutions during the quarter
      (exclude sales or transfers by the reporting bank of deposits in foreign offices other
      than insured branches in Puerto Rico and U.S. territories and possessions) ..............   A533            0   8.b

----------

(1) For FDIC and FICO insurance assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.

(2)  Exclude core deposit intangibles.

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-20

 FDIC Certificate Number - 05208                                          [ 30 ]

 SCHEDULE RC-O--CONTINUED

                                                               Dollar Amounts in Thousands   RCON Bil Mil Thou
                                                                                             ---- --- --- ----
 9. Deposits in lifeline accounts ........................................................   5596                9
10. Benefit-responsive "Depository Institution Investment Contracts" (included in total
    deposits in domestic offices) ........................................................   8432            0   10
11. Adjustments to demand deposits in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions reported in Schedule RC-E for certain reciprocal demand balances :
    a. Amount by which demand deposits would be reduced if the reporting bank's reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions that were reported on a gross basis in Schedule RC-E
       had been reported on a net basis ..................................................   8785            0   11.a
    b. Amount by which demand deposits would be increased if the reporting bank's reciprocal demand balances with foreign banks and foreign offices of other
       U.S. banks (other than insured branches in Puerto Rico and U.S. ...................
       territories and possessions) that were reported on a net basis in
       Schedule RC-E had been reported on a gross basis ..................................   A181            0   11.b
    c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of the reporting bank's net reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. .................
       territories and possessions in Schedule RC-E ......................................   A182            0   11.c
12. Amount of assets netted against deposit liabilities in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions on the balance sheet (Schedule RC) in accordance with generally accepted accounting principles (exclude amounts related to reciprocal demand balances):
    a. Amount of assets netted against demand deposits ...................................   A527            0   12.a
    b. Amount of assets netted against time and savings deposits .........................   A528            0   12.b

MEMORANDA (TO BE COMPLETED EACH QUARTER EXCEPT AS NOTED)

                                                                   Dollar Amounts in Thousands   RCON Bil Mil Thou
                                                                                                 ---- --- --- ----
1. Total deposits in domestic offices of the bank (sum of Memorandum items 1.a.(1) and
   1.b.(1) must equal Schedule RC, item 13.a):
   a. Deposit accounts of $100,000 or less:
      (1) Amount of deposit accounts of $100,0000 or less ....................................   2702    6,524,362   M.1.a 1
      (2) Number of deposit accounts of $100,000 or less                             NUMBER
          (TO BE COMPLETED FOR THE JUNE REPORT ONLY) ......................  3779          N/A                       M.1.a 2
   b. Deposit accounts of more than $100,000:
      (1) Amount of deposit accounts of more than $100,000 ...................................   2710   13,987,913   M.1.b 1
                                                                                     NUMBER
      (2) Number of deposit accounts of more than $100,000 ................  2722       13,688                       M.1.b 2
2. Estimated amount of uninsured deposits in domestic offices of the bank:
   a. An estimate of your bank's uninsured deposits can be determined by multiplying the number of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(2) above by $100,000 and subtracting the result from the amount of deposit accounts of more than $100,000 reported in Memorandum item 1.b.(1) above.

      Indicate in the appropriate box at right whether your bank has a method or                 RCON   YES / NO
      procedure for determining a better estimate of uninsured deposits than the                 ----   --------
      estimate described above ...............................................................   6861           NO   M.2.a

                                                                                                      Bil Mil Thou
   b. If the box marked YES has been checked, report the estimate of uninsured deposits               --- --- ----
      determined by using your bank's method or procedure ....................................   5597            0   M.2.b
3. Has the reporting institution been consolidated with a parent bank or savings association in that parent bank's or parent savings association's
   Call Report or Thrift Financial Report?
   If so, report the legal title and FDIC Certificate Number of the parent bank or parent savings association:

          TEXT                                                                                   RCON FDIC CERT NO.
                                                                                                 ---- -------------
       A545 ..................................................................................   A545          N/A   M.3

WELLS FARGO BANK MINNESOTA, N.A.                                       FFIEC 031
 Legal Title of Bank                                                   RC-21

 FDIC Certificate Number - 05208                                          [ 31 ]

 SCHEDULE RC-R--REGULATORY CAPITAL

                                                                         Dollar Amounts in Thousands   RCFD Bil Mil Thou
                                                                                                       ---- --- --- ----
TIER 1 CAPITAL
 1. Total equity capital (from Schedule RC, item 28) ...............................................   3210    3,249,297   1
 2. Net unrealized gains (losses) on available-for-sale securities (if a gain, the amount will be deducted from item 1 in the calculation of Tier 1 capital; if a loss, the amount
    will be added to item 1) .......................................................................   8434       35,756   2
 3. LESS: Net unrealized loss on available-for-sale EQUITY securities ..............................   A221        2,113   3
 4. Accumulated net gains (losses) on cash flow hedges (if a gain, deduct it from item 1 in the
    calculation of Tier 1 capital; if a loss, add it to item 1) ....................................   4336            0   4
 5. LESS: Nonqualifying perpetual preferred stock ..................................................   B588            0   5
 6. Qualifying minority interests in consolidated subsidiaries .....................................   B589            0   6
 7. LESS: Disallowed goodwill and other disallowed intangible assets ...............................   B590      147,854   7
 8. LESS: Disallowed servicing assets and purchased credit card relationships ......................   B591            0   8
 9. LESS: Disallowed deferred tax assets ...........................................................   5610            0   9
10. Other additions to (deductions from) Tier 1 capital ............................................   B592            0   10
11. Tier 1 capital (sum of items 1 through 10) .....................................................   8274    3,063,574   11

TIER 2 CAPITAL
12. Qualifying subordinated debt and redeemable preferred stock ....................................   5306            0   12
13. Cumulative perpetual preferred stock includible in Tier 2 capital ..............................   B593            0   13
14. Allowance for loan and lease losses includible in Tier 2 capital ...............................   5310      277,480   14
15. Unrealized gains on available-for-sale equity securities includible in Tier 2 capital ..........   2221            0   15
16. Other Tier 2 capital components ................................................................   B594            0   16
17. Tier 2 capital (sum of items 12 through 16) ....................................................   5311      277,480   17
18. Allowable Tier 2 capital (lesser of item 11 or 17) .............................................   8275      277,480   18

19. Tier 3 capital allocated for market risk .......................................................   1395            0   19
20. LESS: Deductions for total risk-based capital ..................................................   B595            0   20
21. Total risk-based capital (sum of items 11, 18, and 19, less item 20) ...........................   3792    3,341,054   21

TOTAL ASSETS FOR LEVERAGE RATIO
22. Average total assets (from Schedule RC-K, item 9) ..............................................   3368   51,358,157   22
23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above) ...........   B590      147,854   23
24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 8 above) ..   B591            0   24
25. LESS: Disallowed deferred tax assets (from item 9 above) .......................................   5610            0   25
26. LESS: Other deductions from assets for leverage capital purposes ...............................   B596            0   26
27. Average total assets for leverage capital purposes (item 22 less items 23 through 26) ..........   A224   51,210,303   27

ADJUSTMENTS FOR FINANCIAL SUBSIDIARIES
28. Adjustment to total risk-based capital reported in item 21 .....................................   B503            0   28
29. Adjustment to risk-weighted assets reported in item 62 .........................................   B504            0   29
30. Adjustment to average total assets reported in item 27 .........................................   B505            0   30

CAPITAL RATIOS
(Column B is to be completed by all banks. Column A is to be
 completed by banks with financial subsidiaries)                                            (Column A)         (Column B)
                                                                                      RCFD  Percentage   RCFD  Percentage
                                                                                      ----  ----------   ----  ----------
31. Tier 1 leverage ratio (1)                                                         7273        5.98%  7204        5.98%  31
32. Tier 1 risk-based capital ratio (2)                                               7274       11.14%  7206       11.14%  32
33. Total risk-based capital ratio (3)                                                7275       12.15%  7205       12.15%  33

----------

(1) The ratio for column B is item 11 divided by item 27. The ratio for column A is item 11 minus one half of item 28 divided by (item 27

(2) The ratio for column B is item 11 divided by item 62. The ratio for column A is item 11 minus one half of item 28 divided by (item 62

(3) The ratio for column B is item 21 divided by item 62. The ratio for column A is item 21 minus item 28 divided by (item 62 minus item

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-22

 FDIC Certificate Number - 05208                                         [ 32 ]

 SCHEDULE RC-R--CONTINUED

Banks are not required to risk-weight each on-balance sheet asset and the credit equivalent amount of each off-balance sheet item that qualifies for a risk weight of less than 100 percent (50 percent for derivatives) at its lower risk rate. When completing items 34 through 54 of Schedule RC-R, each bank should decide for itself how detailed a risk-weight analysis it wishes to perform. In other words, a bank can choose from among its assets and off-balance sheet items that have a risk weight of less than 100 percent which ones to risk-weight at an appropriate lower risk, or it can simply risk-weight some or all of these items at a 100 percent risk weight (50 percent for derivatives).

                                                                        (Column A)       (Column B)
                                                                          Totals          Items Not
                                                                          (from          Subject to
                                                                       Schedule RC)    Risk-Weighting
                                                                      --------------   --------------
BALANCE SHEET ASSET CATEGORIES                        in Thousands    Bil  Mil  Thou   Bil  Mil  Thou
------------------------------                        ------------    ---  ---  ----   ---  ---  ----

34. Cash and balances due from depository institutions (Column A         RCFD 0010
      equals the sum of Schedule RC, items 1.a and 1.b) ............     1,848,332
                                                                         RCFD 1754        RCFD B603
35. Held-to-maturity securities ....................................             0                0
                                                                         RCFD 1773        RCFD B608
36. Available-for-sale securities ..................................     2,007,473           57,674

37. Federal funds sold and securities purchased under                    RCFD 1350
       agreements to resell ........................................    16,566,668
                                                                         RCFD 5369        RCFD B617
38. Loans and leases held for sale .................................     9,715,194                0
                                                                         RCFD B528        RCFD B622
39. Loans and leases, net of unearned income (1) ..................     17,706,259                0
                                                                         RCFD 3123        RCFD 3123
40. LESS: Allowance for loan and lease losses ......................       277,480          277,480
                                                                         RCFD 3545        RCFD B627
41. Trading assets .................................................        24,172           20,481
                                                                         RCFD B639        RCFD B640
42. All other assets (2) ...........................................     1,381,420          147,854
                                                                         RCFD 2170        RCFD B644
43. Total assets (sum of items 34 through 42) ......................    48,972,038          (51,471)


                                                                         (Column C)    (Column D)    (Column E)    (Column F)
                                                                        ------------  ------------  ------------  ------------
                                                                                   Allocation by Risk Weight Category
                                                                        ------------------------------------------------------
                                                                            0%            20%           50%           100%
                                                                        ------------  ------------  ------------  ------------
BALANCE SHEET ASSET CATEGORIES                        in Thousands      Bil Mil Thou  Bil Mil Thou  Bil Mil Thou  Bil Mil Thou
------------------------------                        ------------      --- --- ----  --- --- ----  --- --- ----  --- --- ----
34. Cash and balances due from depository institutions (Column A         RCFD B600      RCFD B601                   RCFD B602
      equals the sum of Schedule RC, items 1.a and 1.b) ............       121,985      1,726,347                           0  34
                                                                         RCFD B604      RCFD B605     RCFD B606     RCFD B607
35. Held-to-maturity securities ....................................             0              0             0             0  35
                                                                         RCFD B609      RCFD B610     RCFD B611     RCFD B612
36. Available-for-sale securities ..................................       617,340        741,530             0       590,929  36

37. Federal funds sold and securities purchased under                    RCFD B613      RCFD B614                    RCFD 616
       agreements to resell ........................................             0     16,566,668                           0  37
                                                                         RCFD B618      RCFD B619     RCFD B620     RCFD B621
38. Loans and leases held for sale .................................             0        370,000     9,345,194             0  38
                                                                         RCFD B623      RCFD B624     RCFD B625     RCFD B626
39. Loans and leases, net of unearned income (1) ...................             0      2,728,937     1,585,732    13,391,590  39

40. LESS: Allowance for loan and lease losses ......................                                                           40
                                                                         RCFD B628      RCFD B629     RCFD B630     RCFD B631
41. Trading assets .................................................             0          3,691             0             0  41
                                                                         RCFD B641      RCFD B642     RCFD B643     RCFD 5339
42. All other assets (2) ...........................................             0              0             0     1,233,566  42
                                                                         RCFD 5320      RCFD 5327     RCFD 5334     RCFD 5340
43. Total assets (sum of items 34 through 42) ......................       739,325     22,137,173    10,930,926    15,216,085  43

----------
(1) Include any allocated transfer risk reserve in column B.

(2) Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers' liability on acceptances outstanding, intangible assets, and other assets.

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-23

 FDIC Certificate Number - 05208                                         [ 33 ]

 SCHEDULE RC-R--CONTINUED



                                                               (Column A)                 (Column B)
                                                               Face Value                   Credit
                                                              or Notional                 Equivalent
                                                                 Amount       Credit      Amount (1)
                                                            --------------  Conversion  --------------
                         Dollar Amounts in Thousands        Bil  Mil  Thou    Factor    Bil  Mil  Thou
                                                            ---  ---  ----  ----------  ---  ---  ----

DERIVATIVES AND OFF-BALANCE SHEET ITEMS                        RCFD 3819                   RCFD B645
44. Financial standby letters of credit .............            346,147       1.00          346,147
45. Performance standby letters of                             RCFD 3821                   RCFD B650
      of credit .....................................            247,036        .50          123,518
46. Commercial and similar letters                             RCFD 3411                   RCFD B655
      of credit .....................................             56,205        .20           11,241
47. Risk participations in bankers'
      acceptances acquired by the                              RCFD 3429                   RCFD B660
      reporting institution .........................                  0       1.00                0
                                                               RCFD 3433                   RCFD B664
48. Securities lent .................................          4,546,381       1.00        4,546,381
49. Retained recourse on small business                        RCFD A250                   RCFD B669
      obligations sold with recourse ................                  0       1.00                0
50. Retained recourse on financial assets                      RCFD 1727      *Below       RCFD 2243
      sold with low-level recourse ..................                  0       12.5                0
51. All other financial assets sold with                       RCFD B675                   RCFD B676
      recourse ......................................              6,135       1.00            6,135
52. All other off-balance sheet                                RCFD B681                   RCFD B682
      liabilities ...................................                  0       1.00                0
53. Unused commitments with an original                        RCFD 3833                   RCFD B687
      maturity exceeding one year ...................          2,388,862        .50        1,194,431
                                                                                           RCFD A167
54. Derivative contracts ............................                                         60,983



                                                            (Column C)    (Column D)    (Column E)    (Column F)
                                                            ------------  ------------  ------------  ------------
                                                                      Allocation by Risk Weight Category
                                                            ------------------------------------------------------
                                                                 0%            20%           50%           100%
                                                            ------------  ------------  ------------  ------------
                         Dollar Amounts in Thousands        Bil Mil Thou  Bil Mil Thou  Bil Mil Thou  Bil Mil Thou
                                                            --- --- ----  --- --- ----  --- --- ----  --- --- ----

DERIVATIVES AND OFF-BALANCE SHEET ITEMS                       RCFD B646     RCFD B647     RCFD B648    RCFD B649
44. Financial standby letters of credit .............                 0             0             0      346,147  44
45. Performance standby letters of                            RCFD B651     RCFD B652     RCFD B653    RCFD B654
      of credit .....................................                 0             0             0      123,518  45
46. Commercial and similar letters                            RCFD B656     RCFD B657     RCFD B658    RCFD B659
      of credit .....................................                 0             0             0       11,241  46
47. Risk participations in bankers'
      acceptances acquired by the                             RCFD B661     RCFD B662                  RCFD B663
      reporting institution .........................                 0             0                          0  47
                                                              RCFD B665     RCFD B666     RCFD B667    RCFD B668
48. Securities lent .................................                 0     4,546,381             0            0  48
49. Retained recourse on small business                       RCFD B670     RCFD B671     RCFD B672    RCFD B673
      obligations sold with recourse ................                 0             0             0            0  49
50. Retained recourse on financial assets                                                              RCFD B674
      sold with low-level recourse ..................                                                          0  50
51. All other financial assets sold with                      RCFD B677     RCFD B678     RCFD B679    RCFD B680
      recourse ......................................                 0             0             0        6,135  51
52. All other off-balance sheet                               RCFD B683     RCFD B684     RCFD B685    RCFD B686
      liabilities ...................................                 0             0             0            0  52
53. Unused commitments with an original                       RCFD B688     RCFD B689     RCFD B690    RCFD B691
      maturity exceeding one year ...................                 0             0       432,893      761,538  53
                                                              RCFD B693     RCFD B694     RCFD B695
54. Derivative contracts ............................                 0        18,398        42,585               54

----------
* Or institution-specific factor.

(1) Column A multiplied by credit conversion factor.

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-24

 FDIC Certificate Number - 05208                                         [ 34 ]

 SCHEDULE RC-R--CONTINUED

                                                                                                (Column C)    (Column D)
                                                                                                ------------  ------------
                                                                                            Allocation by Risk Weight Category
                                                                                            ----------------------------------

                                                                                                     0%            20%
                                                                                                ------------  ------------
                                                             Dollar Amounts in Thousands        Bil Mil Thou  Bil Mil Thou
                                                                                                --- --- ----  --- --- ----

TOTALS
55. Total assets, derivatives, and off-balance sheet items by risk weight category                RCFD B696     RCFD B697
    (for each column, sum of items 43 through 54) ..........................................        739,325    26,701,952
56. Risk weight factor .....................................................................             *0%          *20%

57. Risk-weighted assets by risk weight category (for each column,                                RCFD B700     RCFD B701
    item 55 multiplied by item 56) .........................................................              0     5,340,390

58. Market risk equivalent assets ..........................................................

59. Risk-weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)..

60. LESS: Excess allowance for loan and lease losses .......................................

61. LESS: Allocated transfer risk reserve ..................................................

62. Total risk-weighted assets (item 59 minus items 60 and 61) .............................


                                                                                                  (Column E)    (Column F)
                                                                                                  ------------  ------------
                                                                                             Allocation by Risk Weight Category
                                                                                             ----------------------------------

                                                                                                       50%           100%
                                                                                                  ------------  ------------
                                                             Dollar Amounts in Thousands          Bil Mil Thou  Bil Mil Thou
                                                                                                  --- --- ----  --- --- ----

TOTALS
55. Total assets, derivatives, and off-balance sheet items by risk weight category                  RCFD B698     RCFD B699
    (for each column, sum of items 43 through 54) ..........................................       11,406,404    16,464,664   55
56. Risk weight factor .....................................................................              *50%         *100%  56

57. Risk-weighted assets by risk weight category (for each column,                                  RCFD B702     RCFD B703
    item 55 multiplied by item 56) .........................................................        5,703,202    16,464,664   57
                                                                                                                  RCFD 1651
58. Market risk equivalent assets ..........................................................                              0   58

59. Risk-weighted assets before deductions for excess allowance for loan and lease losses                         RCFD B704
    and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)..                     27,508,256   59
                                                                                                                  RCFD A222
60. LESS: Excess allowance for loan and lease losses .......................................                              0   60
                                                                                                                  RCFD 3128
61. LESS: Allocated transfer risk reserve ..................................................                              0   61
                                                                                                                  RCFD A223
62. Total risk-weighted assets (item 59 minus items 60 and 61) .............................                     27,508,256   62

 MEMORANDA
                                                                              Dollar Amounts in Thousands    RCFD  Bil  Mil  Thou
                                                                                                                    --  ---  ----
1. Current credit exposure across all derivative contracts covered by the risk-based capital standards...    8764       40,991   M.1

                                                                        With a remaining maturity of
                                                                        ----------------------------
                                                                                  (Column B)
                                                        (Column A)               Over one year                (Column C)
                                                         One year                   through                      Over
                                                          or less                 five years                  five years
                                                    -----------------          ---------------             -----------------
2. Notional principal amounts of derivative
   contracts: (1)                             RCFD  Tril Bil Mil Thou    RCFD  Tril Bil Mil Thou     RCFD  Tril Bil Mil Thou
                                              ----  -----------------    ----  -----------------     ----  -----------------
   a. Interest rate contracts .......         3809       403,125         8766     944,103            8767        384,096     M.2.a
   b. Foreign exchange contracts ....         3812        52,662         8769       1,714            8770              0     M.2.b
   c. Gold contracts ................         8771             0         8772           0            8773              0     M.2.c
   d. Other precious metals contracts         8774             0         8775           0            8776              0     M.2.d
   e. Other commodity contracts .....         8777        69,171         8778      21,606            8779              0     M.2.e
   f. Equity derivative contracts ...         A000             0         A001           0            A002              0     M.2.f

----------
(1) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-25

 FDIC Certificate Number - 05208                                         [ 35 ]

 SCHEDULE RC-S--SECURITIZATION AND ASSET SALE ACTIVITIES


MEMORANDUM ITEMS 1, 2, 4, AND 5 ARE TO BE COMPLETED IN THE MARCH 31, 2001, REPORT OF CONDITION. ALL OF SCHEDULE RC-S (EXCLUDING MEMORANDUM ITEMS 4 AND 5) IS TO BE COMPLETED BEGINNING JUNE 30, 2001.

                                                                (Column A)     (Column B)     (Column C)     (Column D)
                                                                1-4 Family        Home          Credit
                                                                Residential      Equity          Card            Auto
                                                                   Loans          Loans       Receivables       Loans
                                                               ------------   ------------   ------------   ------------
                              Dollar Amounts in Thousands      Bil Mil Thou   Bil Mil Thou   Bil Mil Thou   Bil Mil Thou
                                                               --- --- ----   --- --- ----   --- --- ----   --- --- ----

BANK SECURITIZATION ACTIVITIES
 1. Outstanding principal balance of assets sold and
     securitized by the reporting bank with servicing
     retained or with recourse or other seller-provided          RCFD B705       RCFD B706      RCFD B707      RCFD B708
    credit enhancements ...................................            N/A             N/A            N/A            N/A
2. Maximum amount of credit exposure
    arising from recourse or other
    seller-provided credit enhancements
    provided to structures reported in
    item 1 in the form of:
    a. Retained interest-only strips
        (included in Schedules RC-B or                           RCFD B712       RCFD B713      RCFD B714      RCFD B715
        RC-F or in Schedule RC, item 5) ...................            N/A             N/A            N/A            N/A
    b. Standby letters of credit, sub-
        ordinated securities, and other                          RCFD B719       RCFD B720      RCFD B721      RCFD B722
        enhancements ......................................            N/A             N/A            N/A            N/A
3. Reporting bank's unused commitments
    to provide liquidity to structures                           RCFD B726       RCFD B727      RCFD B728      RCFD B729
    reported in item 1 ....................................            N/A             N/A            N/A            N/A
4. Past due loan amounts included in item 1:                     RCFD B733       RCFD B734      RCFD B735      RCFD B736
    a. 30-89 days past due ................................            N/A             N/A            N/A            N/A
                                                                 RCFD B740       RCFD B741      RCFD B742      RCFD B743
    b. 90 days or more past due ...........................            N/A             N/A            N/A            N/A
5. Charge-offs and recoveries on assets sold
    and securitized with servicing retained or with
    recourse or other seller-provided credit
    enhancements (calendar year-to-date):                        RIAD B747       RIAD B748      RIAD B749      RIAD B750
    a. Charge-offs ........................................            N/A             N/A            N/A            N/A
                                                                 RIAD B754       RIAD B755      RIAD B756      RIAD B757
    b. Recoveries .........................................            N/A             N/A            N/A            N/A


                                                                (Column E)      (Column F)       (Column G)
                                                                  Other         Commercial        All Other
                                                                Consumer      and Industrial      Loans and
                                                                  Loans           Loans          All Leases
                                                               ------------   --------------    ------------
                              Dollar Amounts in Thousands      Bil Mil Thou    Bil Mil Thou     Bil Mil Thou
                                                               --- --- ----    --- --- ----     --- --- ----

BANK SECURITIZATION ACTIVITIES
 1. Outstanding principal balance of assets sold and
     securitized by the reporting bank with servicing
     retained or with recourse or other seller-provided           RCFD B709       RCFD B710        RCFD B711
    credit enhancements ...................................             N/A             N/A              N/A  1
2. Maximum amount of credit exposure
    arising from recourse or other
    seller-provided credit enhancements
    provided to structures reported in
    item 1 in the form of:
    a. Retained interest-only strips
        (included in Schedules RC-B or                            RCFD B716       RCFD B717        RCFD B718
        RC-F or in Schedule RC, item 5) ...................             N/A             N/A              N/A  2.a
    b. Standby letters of credit, sub-
        ordinated securities, and other                           RCFD B723       RCFD B724        RCFD B725
        enhancements ......................................             N/A             N/A              N/A  2.b
3. Reporting bank's unused commitments
    to provide liquidity to structures                            RCFD B730       RCFD B731        RCFD B732
    reported in item 1 ....................................             N/A             N/A              N/A  3
4. Past due loan amounts included in item 1:                      RCFD B737       RCFD B738        RCFD B739
    a. 30-89 days past due ................................             N/A             N/A              N/A  4.a
                                                                  RCFD B744       RCFD B745        RCFD B746
    b. 90 days or more past due ...........................             N/A             N/A              N/A  4.b
5. Charge-offs and recoveries on assets sold
    and securitized with servicing retained or with
    recourse or other seller-provided credit
    enhancements (calendar year-to-date):                         RIAD B751       RIAD B752        RIAD B753
    a. Charge-offs ........................................             N/A             N/A              N/A  5.a
                                                                  RIAD B758       RIAD B759        RIAD B760
    b. Recoveries .........................................             N/A             N/A              N/A  5.b

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-26

 FDIC Certificate Number - 05208                                         [ 36 ]

 SCHEDULE RC-S--CONTINUED

                                                        (Column A)     (Column B)     (Column C)     (Column D)
                                                        1-4 Family        Home          Credit
                                                        Residential      Equity          Card            Auto
                                                           Loans          Loans       Receivables       Loans
                                                       ------------   ------------   ------------   ------------
                       Dollar Amounts in Thousands     Bil Mil Thou   Bil Mil Thou   Bil Mil Thou   Bil Mil Thou
                                                       --- --- ----   --- --- ----   --- --- ----   --- --- ----

  6. Amount of ownership (or seller's)
     interest carried as:                                              RCFD B761      RCFD B762
     a. Securities (included in Schedule RC-B) ...                           N/A            N/A
                                                                       RCFD B500      RCFD B501
     b. Loans (included in Schedule RC-C) ........                           N/A            N/A
  7. Past due loan amounts included in
     interests reported in item 6.a:                                   RCFD B764      RCFD B765
     a. 30-89 days past due ......................                           N/A            N/A
                                                                       RCFD B767      RCFD B768
     b. 90 days or more past due .................                           N/A            N/A
  8. Charge-offs and recoveries on loan
     amounts included in interests reported
     in item 6.a (calendar year-to-date):                              RIAD B770      RIAD B771
     a. Charge-offs ..............................                           N/A            N/A
                                                                       RIAD B773      RIAD B774
     b. Recoveries ...............................                           N/A            N/A

FOR SECURITIZATION FACILITIES SPONSORED
BY OR OTHERWISE ESTABLISHED BY OTHER
INSTITUTIONS
  9. Maximum amount of credit exposure
     arising from credit enhancements
     provided by the reporting bank to other
     institutions' securitization structures in
     the form of standby letters of credit,
     purchased subordinated securities,                 RCFD B776      RCFD B777      RCFD B778      RCFD B779
     and other enhancements .......................           N/A            N/A            N/A            N/A
 10. Reporting bank's unused commitments
     to provide liquidity to other institutions'        RCFD B783      RCFD B784      RCFD B785      RCFD B786
     securitization structures ...................            N/A            N/A            N/A            N/A


                                                        (Column E)     (Column F)      (Column G)
                                                          Other        Commercial       All Other
                                                        Consumer     and Industrial     Loans and
                                                          Loans          Loans         All Leases
                                                       ------------  --------------   ------------
                       Dollar Amounts in Thousands     Bil Mil Thou   Bil Mil Thou    Bil Mil Thou
                                                       --- --- ----   --- --- ----    --- --- ----

  6. Amount of ownership (or seller's)
     interest carried as:                                              RCFD B763
     a. Securities (included in Schedule RC-B) ...                           N/A                  6.a
                                                                       RCFD B502
     b. Loans (included in Schedule RC-C) ........                           N/A                  6.b
  7. Past due loan amounts included in
     interests reported in item 6.a:                                   RCFD B766
     a. 30-89 days past due ......................                           N/A                  7.a
                                                                       RCFD B769
     b. 90 days or more past due .................                           N/A                  7.b
  8. Charge-offs and recoveries on loan
     amounts included in interests reported
     in item 6.a (calendar year-to-date):                              RIAD B772
     a. Charge-offs ..............................                           N/A                  8.a
                                                                       RIAD B775
     b. Recoveries ...............................                           N/A                  8.b

FOR SECURITIZATION FACILITIES SPONSORED
BY OR OTHERWISE ESTABLISHED BY OTHER
INSTITUTIONS
  9. Maximum amount of credit exposure
     arising from credit enhancements
     provided by the reporting bank to other
     institutions' securitization structures in
     the form of standby letters of credit,
     purchased subordinated securities,                 RCFD B780      RCFD B781      RCFD B782
     and other enhancements .......................           N/A            N/A            N/A   9
 10. Reporting bank's unused commitments
     to provide liquidity to other institutions'        RCFD B787      RCFD B788      RCFD B789
     securitization structures ...................            N/A            N/A            N/A   10

 WELLS FARGO BANK MINNESOTA, N.A.                                      FFIEC 031
 Legal Title of Bank                                                   RC-27

 FDIC Certificate Number - 05208                                          [ 37 ]

 SCHEDULE RC-S--CONTINUED

                                                        (Column A)     (Column B)     (Column C)     (Column D)
                                                        1-4 Family        Home          Credit
                                                        Residential      Equity          Card            Auto
                                                           Loans          Loans       Receivables       Loans
                                                       ------------   ------------   ------------   ------------
                       Dollar Amounts in Thousands     Bil Mil Thou   Bil Mil Thou   Bil Mil Thou   Bil Mil Thou
                                                       --- --- ----   --- --- ----   --- --- ----   --- --- ----

BANK ASSET SALES
11. Assets sold with recourse or other seller-
    provided credit enhancements and not                 RCFD B790     RCFD B791       RCFD B792     RCFD B793
    securitized by the reporting bank .............            N/A           N/A             N/A           N/A
12. Maximum amount of credit exposure
    arising from recourse or other seller-
    provided credit enhancements pro-                    RCFD B797     RCFD B798       RCFD B799     RCFD B800
    vided to assets reported in item 11 ...........            N/A           N/A             N/A           N/A



                                                        (Column E)     (Column F)      (Column G)
                                                          Other        Commercial       All Other
                                                        Consumer     and Industrial     Loans and
                                                          Loans          Loans         All Leases
                                                       ------------  --------------   ------------
                       Dollar Amounts in Thousands     Bil Mil Thou   Bil Mil Thou    Bil Mil Thou
                                                       --- --- ----   --- --- ----    --- --- ----


Bank Asset Sales
11. Assets sold with recourse or other seller-
    provided credit enhancements and not                 RCFD B794       RCFD B795      RCFD B796
    securitized by the reporting bank .............            N/A             N/A            N/A   11
12. Maximum amount of credit exposure
    arising from recourse or other seller-
    provided credit enhancements pro-                    RCFD B801       RCFD B802      RCFD B803
    vided to assets reported in item 11 ...........            N/A             N/A            N/A   12

MEMORANDUM ITEMS 1, 2, 4, AND 5 ARE TO BE COMPLETED IN THE MARCH 31, 2001, REPORT OF CONDITION.
MEMORANDUM ITEMS 1, 2, AND 3 ARE TO BE COMPLETED BEGINNING JUNE 30, 2001.

MEMORANDA
                                                                      Dollar Amounts in Thousands     RCFD   Bil Mil Thou
                                                                                                      ----   --- --- ----
1. Small Business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:
   a. Outstanding principal balance ...............................................................   A249           0    M.1.a
   b. Amount of retained recourse on these obligations as of the report date ......................   A250           0    M.1.b
2. Outstanding principal balance of assets serviced for others:
   a. 1-4 family residential mortgages serviced with recourse or other servicer-provided
      credit enhancements .........................................................................   B804           0    M.2.a
   b. 1-4 family residential mortgages serviced with no recourse or other servicer-provided
      credit enhancements .........................................................................   B805           0    M.2.b
   c. Other financial assets (1) ..................................................................   A591           0    M.2.c
3. Asset-backed commercial paper conduits:
   a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby letters of credit, subordinated securities, and other enhancements:
      (1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company .........   B806         N/A    M.3.a.1
      (2) Conduits sponsored by other unrelated institutions ......................................   B807         N/A    M.3.a.2
   b. Unused commitments to provide liquidity to conduit structures:
      (1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company .........   B808         N/A    M.3.b.1
      (2) Conduits sponsored by other unrelated institutions ......................................   B809         N/A    M.3.b.2

----------
(1) Memorandum item 2.c is to be completed in the March 31, 2001, Report of Condition, if the principal balance of other financial assets serviced for others is more than $10 million exceeds 10 percent of total assets, Memorandum item 2.c is to be completed beginning June 30, 2001, if the principal balance of other financial assets serviced for others more than $10 million.

 WELLS FARGO BANK MINNESOTA, N.A.                                     FFIEC 031
 Legal Title of Bank                                                  RC-27a

 FDIC Certificate Number - 05208                                        [ 37a ]

 SCHEDULE RC-S--CONTINUED

Memoranda--Continued
                                                                             Dollar Amounts in Thousands     RCFD   Bil Mil Thou
                                                                                                             ----   --- --- ----
4. Financial assets transferred with recourse that have been treated as sold for Call Report purposes:
   a. First lien 1-4 family residential mortgage loans:
      (1) Outstanding principal balance of mortgages transferred as of the report date                       A521    6,135  M.4.a.1
      (2) Amount of recourse exposure on these mortgages as of the report date                               A522    6,135  M.4.a.2
   b. Other financial assets (excluding small business obligations reported in Memorandum item 1):
      (1) Outstanding principal balance of assets transferred as of the report date                          A523        0  M.4.b.1
      (2) Amount of recourse exposure on these assets as of the report date                                  A524        0  M.4.b.2
5. Loans extended under credit cards and related plans to individuals for household, family, or other
   personal expenditures that have been securitized and sold (with servicing retained)                       2742    2,971  M.5

               OPTIONAL NARRATIVE STATEMENT CONCERNING THE AMOUNTS    FFIEC 031
                 REPORTED IN THE REPORTS OF CONDITION AND INCOME      RC-31
                     at close of business on March 31, 2001
                                                                         [ 41 ]

     Wells Fargo Bank Minnesota, N.A.      Minneapolis                   MN
     --------------------------------      -----------                 -----
           LEGAL TITLE OF BANK                CITY                     STATE

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in Schedule RC-T, items 12 through 23 and Memorandum item 4, is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-N, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; I.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 char-acters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall taken by the submitting bank to ensure the statement's accuracy The statement must be signed, in the space provided below, If senior officer of the bank who thereby attests to its accuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace a statement, under signature, appropriate to the amended data.

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management the bank (except for the truncation of the statements exceeding 750-character limit described above.) THE STATEMENT WILL BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.

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X = NO COMMENT  Y = COMMENT                                      [6979    X]

BANK MANAGEMENT STATEMENT (please type or print clearly):
TEXT (70 CHARACTERS PER LINE)

[ 6980 ]
        -------------------------------------------------------

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        --------------------------------------            -----------------
        SIGNATURE OF EXECUTIVE OFFICER OF BANK            DATE OF SIGNATURE

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

                   THIS PAGE IS TO BE COMPLETED BY ALL BANKS


Transmitted to EDS as 0129923 on 04/30/01 at 18:33:45 CST
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                                                                                     [ 42 ]


      NAME AND ADDRESS OF BANK                 OMB No. For OCC: 1557-0081
                                               OMB No. For FDIC: 3064-0052
                                          OMB No. For Federal Reserve: 7100-0036
      WELLS FARGO BANK MINNESOTA, N.A.            Expiration Date: 3/31/2002
      SIXTH STREET AND MARQUETTE AVENUE
      MINNEAPOLIS, MN 55479                           SPECIAL REPORT
                                               (Dollar Amounts in Thousands)
                                          -------------------------------------------------

                                          CLOSE OF BUSINESS DATE    FDIC Certificate Number
                                          -------------------------------------------------
                                                 3/31/2001                   5208
                                          -------------------------------------------------

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LOANS TO EXECUTIVE OFFICERS (COMPLETE AS OF EACH CALL REPORT DATE)
-------------------------------------------------------------------------------------------

     The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition. With each Report of Condition, these
     Laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made since the date of the previous Report of Condition.
     Data regarding individual loans or other extensions of credit are not required. If no such loans or other extensions of credit were made during the period, insert "none"
     against subitem (a). Excluded the first $15,000 of indebtedness of each executive officer under bank credit card plan.)
     SEE SECTIONS 215.2 AND 215.3 OF TITLE 12 OF THE CODE OF FEDERAL REGULATIONS (FEDERAL
     RESERVE BOARD REGULATION O) FOR THE DEFINITIONS OF "EXECUTIVE OFFICER" AND "EXTENSION
     OF CREDIT," RESPECTIVELY. EXCLUDE LOANS AND OTHER EXTENSIONS OF CREDIT TO DIRECTORS
     AND PRINCIPAL SHAREHOLDERS WHO ARE NOT EXECUTIVE OFFICERS.

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a. Number of loans made to executive officers since the previous          RCFD
   Call Report date  ................................................     3561        0 a
b. Total dollar amount of above loans (in thousands of dollars)......     3562        0 b
c. Range of interest charged on above loans                         FROM            TO
   (example: 9-3/4% = 9.75) ..................................7701  0.00% 7702    0.00% c

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SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT            DATE (Month, Day, Year)
          /s/ JAMES E. HANSON  VICE PRESIDENT                              4/24/01
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FDIC 8040/53 (3-01)
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